FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/20/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
2

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Annual Report for the year ended on December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: March 20, 2026

ANNUAL REPORT 2025

TERNIUM S.A.
Annual Report 2024

INDEX

4	Company Profile
5	Management Report
	5	Performance Indicators
	7	Operating and Financial Review and Prospects
	14	Research and Development
	15	Outlook
	16	Corporate Governance
	18	Risk Factors
	41	Alternative Performance Measures
43	Consolidated Financial Statements
147	Audited Annual Accounts of Ternium S.A. Société Anonyme

Ternium S.A. is a Luxembourg company (société anonyme) and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX).
The financial information contained in this annual report is based on Ternium’s consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and adopted by the European Union. The financial and operational information is presented in U.S. dollars ($) and metric tons, except otherwise indicated.

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of applicable securities laws, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance. Forward looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, price and availability of raw materials, risks relating to the Company’s structure and regulatory and litigation risks, as well as other factors beyond Ternium’s control.
For a detailed description of Ternium’s main risks and uncertainties, please see the section “Risk Factors” included in this annual report. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

TERNIUM S.A.
Annual Report 2024

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

- References to “Adjusted EBITDA”, “Net Cash” and “Free Cash Flow” correspond to non-IFRS alternative performance measures. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in section “Alternative Performance Measures” of this annual report;

- References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

- References to “billions” are to thousands of millions, or 1,000,000,000;

- References to “finished steel products” are to steel products other than steel slabs;

- References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and Ternium S.A.’s controlling shareholder;

- References to “Techgen” are to Techgen S.A. de C.V., a Mexican sociedad anónima de capital variable, 48% indirectly owned by Ternium, 22% indirectly owned by Tenaris, and 30% indirectly owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

- References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of Ternium S.A.;

- References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican sociedad de responsabilidad limitada de capital variable, 51% indirectly owned by Ternium and 49% indirectly owned by Nippon Steel Corporation, or NSC;

- References to “Ternium”, the “company”, “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

- References to “Ternium Argentina” are to Ternium Argentina S.A., an Argentine sociedad anónima and a subsidiary of Ternium S.A.;

- References to “Ternium Brasil” are to Ternium Brasil S.A., a Brazilian sociedade anonima and a subsidiary of Ternium S.A.;

- References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of Ternium S.A.;

- References to “Ternium S.A.” are exclusively to Ternium S.A., a Luxembourg société anonyme;

- References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

- References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a listed Brazilian sociedade anonima controlled by Usiminas control group, which is composed by Ternium Investments, Ternium Argentina and Tenaris’s subsidiary Confab Industrial S.A. (all of which conform the T/T Group), and Usiminas’ pension fund Previdência Usiminas.

TERNIUM S.A.
Company Profile

The Company

Ternium is a leading steel producer in the Americas, providing advanced steel products to a broad range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs.

We operate with a firm commitment to excellence in the environmental and energy performance of our plants, positioning ourselves as a role model for environmental stewardship within our communities. Our energy efficiency program drives continuous improvement in operational performance. In addition, we collaborate across our value chain to analyze and implement initiatives that reduce the carbon footprint of all operations.

At Ternium, the health and safety of our people is of paramount importance. We are committed to providing a safe workplace while promoting well-being and healthy lifestyles. We have standardized management systems and make significant investment in safety projects. We train our employees and our suppliers’ personnel, ensuring alignment with our safety vision and objectives.

We provide our employees with opportunities to grow and reach their full potential, while actively promoting diversity, equity, and inclusion. We reject all forms of discrimination based on gender, sexual orientation, ethnicity, color, age, religion, or political beliefs. A comprehensive range of training programs supports innovation, continuous improvement, and excellence in performance.

We recognize that the success of our industrial project is intrinsically linked to the inclusive development and growth of neighboring communities. Ternium has funded, built and manages two technical schools that provide advanced technical education. The company runs community programs focused on education, offering scholarships and internships for students, and training activities for teachers. We contribute to improving school infrastructure through funding, construction projects, and volunteer activities. Beyond education, we sponsor artistic, social, and sporting events, reinforcing our commitment to community engagement.

We strive to differentiate ourselves from competitors through the excellence and quality of our products, services, and processes, as well as through the professionalism of our people. Our focus remains on the continuous improvement of our plants and processes, alongside the development of cutting-edge technologies and superior products.

Transparency in management and communication is a core value in our relationships with employees, customers, suppliers, and neighboring communities. We are committed to building a culture of transparency and integrity in everything we do, supported by robust policies, codes of conduct and procedures designed for this purpose. As part of this commitment, our Business Conduct Policy training program is mandatory for all personnel, ensuring alignment with our values and reinforcing ethical practices across the organization.

Ternium contributes to the United Nations Sustainable Development Goals (SDGs). We report progress toward our objectives using internationally recognized standards, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), and the guidelines of worldsteel. We also follow the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for climate-related reporting.

The company monitors stakeholder needs through tailored interaction formats. Engagement with employees includes meetings, surveys, and annual performance evaluations. Management leads quarterly presentations with Q&A sessions, while our annual Safety Day features meetings dedicated to operational safety topics.

We work closely with customers and suppliers to strengthen the steel value chain, with the ProPymes program serving as a cornerstone for open dialogue and long-term partnerships. We use various tools to gather valuable insights into supplier priorities and concerns, participate in sustainability surveys and client audits, and provide performance information to platforms such as Carbon Disclosure Project and EcoVadis.

Our industrial plants communicate with local communities, sharing relevant information with neighbors, the media and other interested constituencies. Management holds regular presentations to community leaders to share updates on the company’s outlook and address their concerns.

We maintain regular communication with shareholders in compliance with applicable regulations, focusing on performance, outlook and other matters of interest.

We actively participate in industry associations, promoting collaboration, exchange of best practices, and development of steel industry standards.

TERNIUM S.A.
Management Report

Performance Indicators

	2025	2024	2023(1)
STEEL AND MINING SHIPMENTS (000 tons)
Mexico	7,432	8,200	8,355
Brazil	3,943	3,941	2,014
Southern Region (2)	2,180	1,806	2,271
Other Markets	1,506	1,674	1,573
Total steel products	15,060	15,622	14,213

Mining Segment - third parties	7,658	6,426	4,128
Mining Segment - intercompany	5,293	4,959	4,048
Total Mining Segment	12,951	11,385	8,176

ECONOMIC AND FINANCIAL INDICATORS ($ million)
Net sales	15,609	17,649	17,610
Operating income	705	1,263	2,198
Adjusted EBITDA (3)	1,541	2,038	2,740
Net income	303	174	986
Owners of the parent’s net income (loss)	425	(54)	676

Cash provided by operating activities	2,314	1,906	2,501
Capital expenditures (4)	2,501	1,865	1,461
Free Cash Flow (3)	(187)	41	1,040

BALANCE SHEET ($ million)
Total assets	23,615	23,129	24,179
Total liabilities	7,467	6,997	7,367
Capital and reserves attributable to the owners of the parent	11,944	11,968	12,419
Non-controlling interest	4,203	4,163	4,393

Borrowings	2,419	2,230	2,146
Net Cash (3)	712	1,644	1,886

STOCK DATA ($ per share/ADS) (5)
Basic earnings (losses) per share	0.22	(0.03)	0.34
Basic earnings (losses) per ADS	2.17	(0.27)	3.44
Dividend per ADS (6)	2.70	2.70	3.30
Weighted average number of shares outstanding (7) (million shares)	1,963	1,963	1,963

(1)    Ternium started to fully consolidate Usiminas’ balance sheet and results of operations in July 2023.
(2)    Sales in the Southern Region encompass those made to customers located in Argentina, Bolivia, Chile, Paraguay and Uruguay.
(3) The reconciliation of Adjusted EBITDA, Net Cash and Free Cash Flow to the most directly comparable IFRS measures is included in section “Alternative Performance Measures” of this annual report.
(4)    Capital expenditures in 2023, 2024 and 2025 include advance payments to equipment suppliers.
(5)    Each ADS represents 10 shares.
(6)    Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS ($0.27 per share), or $530 million, be approved at Ternium S.A.’s annual general shareholders’ meeting, scheduled to be held on May 12, 2026. For further details see section “Operating and Financial Review and Prospects” of this annual report.
(7) Ternium S.A. has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. In addition, as of December 31, 2025, Ternium held 41,666,666 shares as treasury shares, representing 2% of the subscribed capital.

TERNIUM S.A.
Management Report

Lost Time Injuries Frequency Rate
Quantity of day-loss injuries per million hours worked

Emissions Intensity (Scopes 1, 2 and 3-category 1 and 10)
Tons of CO2 emitted per ton of hot-rolled steel produced

Emissions intensity figures do not include Usiminas.

Co-Products
Million tons

Refers to materials produced in parallel to or, as a consequence of, the production of primary products or recovered for reuse and/or recycling, and poses potential value as defined by the worldsteel ME indicator.
Injuries Frequency Rate
Quantity per million hours worked

Energy Intensity
Gigajoules consumed per ton of crude steel produced

Worldsteel’s methodology. For electricity, worldsteel’s conversion factor applied until 2024, and direct equivalence factor applied in 2025.

Research and Development Investments
$ million

Note:    Safety, energy and co-product figures include Usiminas only in 2025. Research and Development Investment figures include Usiminas as from July 2023.

TERNIUM S.A.
Management Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the company’s consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (including the notes thereto), which are included elsewhere in this annual report. The company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. The financial and operational information is presented in U.S. dollars ($) and metric tons, except otherwise indicated. This review includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net Cash and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in the “Alternative Performance Measures” section of this annual report. For a detailed description of Ternium's main risks, see section “Risk Factors” of this annual report. For information related to the holding of Ternium S.A.'s own shares, see section “Performance Indicators”.

Operating and Financial Review and Prospects

The year 2025 was characterized by a sharp increase in U.S. trade measures aimed at countering unfair practices from China and other Asian nations, with several countries worldwide adopting similar measures. Steel was a primary focus, with the United States revoking all country-specific exemptions to the 25% tariff on steel imports under Section 232 and raising the tariff to 50%.

Uncertainty surrounding tariff negotiations with the United States weighed heavily on steel demand in Mexico, where apparent steel use declined by 10% year-over-year in 2025. In Brazil, the influx of low-priced Chinese steel products continued to pressure the local steel industry. In Argentina, shipments recovered in 2025 from the depressed levels of 2024. Despite these challenging dynamics, Ternium delivered resilient results by swiftly adapting to the new environment and implementing a comprehensive cost-reduction and efficiency program. Key initiatives that generated significant savings included enhancing blast furnace stability, optimizing iron ore sourcing, streamlining logistics and renegotiating service contracts.

The Steel Segment’s net sales decreased by 13% year-over-year in 2025. Steel revenue per ton declined by 10%, reflecting lower realized steel prices across Ternium’s main steel markets. Steel shipments decreased by 4% year-over-year, as lower sales volumes in Mexico and Other Markets were partially offset by higher shipments in the Southern Region.

Ternium’s shipments in Mexico decreased in the year reflecting sluggish construction activity and softer industrial demand, amid the uncertainty caused by ongoing tariff negotiations with the United States.

The company continued to advance its expansion program at the Pesquería industrial center. In 2025, we made significant progress on the construction of new

Steel Shipments by Region in 2025cold-rolling and galvanizing facilities and, by early 2026, entered the ramp-up phase. With the commissioning of these facilities, Ternium completed its downstream expansion at the site, which also includes a pickling line and finishing facilities already in operation.

Meanwhile, the company advanced the construction of the new direct reduced iron plant and steel slab mill (DRI-EAF) at the same site, expected to start up by the end of 2026. These new facilities will allow Ternium to produce high-quality automotive steel with one of the lowest emission intensity rates in the industry. In support of this project, during the year Ternium Mexico secured a $1.25 billion financing facility, which qualifies as an “eligible green project” under the Green Loan Principles.

In Brazil, shipments remained virtually unchanged in 2025. Although domestic steel consumption grew during the year, imports of flat steel products increased significantly amid unfair trade practices.

Usiminas advanced several projects aimed at improving the cost structure of its steel production facilities. Key

TERNIUM S.A.
Management Report

initiatives include a new pulverized coal injection facility, a new gasometer and the hot repair of a coke battery.

In the Southern Region, shipments increased driven by the recovery of steel demand in Argentina from a low base in 2024. In early 2025, the company completed its investment in a new wind farm in the country, which contributed to lowering energy costs for Ternium’s operations.

In Other Markets, sales volumes declined in 2025 mainly reflecting lower sales in the U.S. market, partially offset by higher sales volumes in other destinations.

Adjusted EBITDA decreased year-over-year in 2025 to $1.5 billion, with an adjusted EBITDA margin of 10%. The decline in Adjusted EBITDA reflected the drop in steel prices together with lower sales volumes, countered by the successful implementation of the competitiveness plan to cut costs and increase efficiency at our operations, as well as by lower raw material and purchased slab costs. Net income in 2025 amounted to $303 million, including a loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million resulting from the periodic update of the
provision for ongoing litigation related to the acquisition
of a participation in Usiminas.

Net income attributable to owners of the parent was $425 million in the year, or $2.17 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

Dividends paid to shareholders in 2025 amounted to $530 million, and dividends paid in kind to minority interest totaled $112 million. Capital expenditures reached $2.5 billion in the year, the peak of the current investment cycle, with the bulk allocated to the continuing expansion of the industrial center in Pesquería. These capital outflows were largely financed through cash generated by operating activities of $2.3 billion and cash on hand.

On February 17, 2026, Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS be approved at its annual general shareholders meeting, scheduled to be held on May 12, 2026. The annual dividend would include the interim dividend of $0.90 per ADS paid in November 2025. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $1.80 per ADS will be paid on May 15, 2026, with a record date of May 14, 2026.

Summary Results

	2025	2024	Dif.
Steel products shipments (thousand tons)	15,060	15,622	-4%
Mining Segment shipments (thousand tons)	12,951	11,385	14%
Net sales ($ million)	15,609	17,649	-12%
Operating income ($ million)	705	1,263	-44%
Adjusted EBITDA ($ million)	1,541	2,038	-24%
Adjusted EBITDA margin (% of net sales)	10%	12%

Net income ($ million)	303	174
Owners of the parent’s net income (loss) ($ million)	425	(54)
Basic earnings (losses) per ADS ($)	2.17	(0.27)

Steel Segment Net Sales and Shipments
The Steel Segment’s net sales for the full year 2025 decreased by 13% compared to 2024. Steel revenue per ton declined by 10%, reflecting lower realized steel prices across Ternium’s main steel markets. Steel shipments decreased by 4% year-over-year, as lower sales volumes in Mexico and Other Markets were partially offset by higher shipments in the Southern Region.
Mining Segment Net Sales and Shipments
In 2025, the Mining Segment’s net sales increased year-over-year primarily as a result of higher iron ore shipments, reflecting better volumes in both Brazilian and Mexican operations, partially offset by lower realized iron ore prices.

TERNIUM S.A.
Management Report

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2025	2024	Dif.	2025	2024	Dif.	2025	2024	Dif.
Mexico	7,124	8,527	-16%	7,432	8,200	-9%	959	1,040	-8%
Brazil	3,695	4,005	-8%	3,943	3,941	0%	937	1,016	-8%
Southern Region	2,326	2,401	-3%	2,180	1,806	21%	1,067	1,329	-20%
Other Markets	1,590	1,958	-19%	1,506	1,674	-10%	1,056	1,170	-10%
Total steel products	14,735	16,892	-13%	15,060	15,622	-4%	978	1,081	-10%
Other products	306	329	-7%
Total Steel Segment	15,041	17,220	-13%

Mining Segment - third parties	568	429	32%	7,658	6,426	19%	74	67	11%
Mining Segment - intercompany	570	630	-10%	5,293	4,959	7%	108	127	-15%
Total Mining Segment	1,138	1,059	7%	12,951	11,385	14%	88	93	-6%

Net sales	15,609	17,649	-12%

Note:    “Other products” include mainly electricity sales in Mexico and Brazil.

Operating Income
Ternium’s operating income decreased year-over-year in 2025 primarily reflecting lower realized steel prices, partially offset by the successful implementation of a competitiveness plan to reduce costs and increase efficiency at our operations, as well as by lower raw material and purchased slab costs.

In $ million
	2025	2024

Operating income	705	1,263
Net sales	15,609	17,649
Cost of sales	(13,256)	(14,760)
SG&A expenses	(1,601)	(1,651)
Other operating (loss) income	(46)	25

Net Financial Results
Net financial results in 2025 were a loss of $25 million.

Foreign exchange results amounted to a loss of $57 million, primarily reflecting the impact of the Argentine peso’s depreciation against the U.S. dollar on Ternium Argentina’s net long local currency position and the impact of the Mexican peso’s appreciation against the U.S. dollar on Ternium Mexico’s net short local currency position.
The change in fair value of financial assets resulted in a gain of $68 million, driven mainly by the positive performance of Ternium Argentina’s short-term financial securities holdings.

In addition, net financial results included a charge of $21 million in connection with the accelerated recognition of the purchase of an additional participation in Usiminas from Nippon Steel Corporation and Mitsubishi Corporation.

TERNIUM S.A.
Management Report

In $ million
	2025	2024

Net interest results	23	102
Net foreign exchange result	(57)	(104)
Change in fair value of financial assets	68	(133)
Other financial expense, net	(60)	(58)
Net financial results	(25)	(194)

Equity in Results of Non-Consolidated Companies
The equity in the results of non-consolidated companies was a gain of $86 million in 2025, mainly related to Ternium’s equity in the results of Techgen, MRS Logística S.A. and Unigal Usiminas Ltda.

Provision for Ongoing Litigation Related to the Acquisition of a Participation in Usiminas
In 2025, the company recorded a loss of $117 million resulting from the periodic update of the provision for ongoing litigation related to the acquisition of a participation in Usiminas, on account of interest accruals and the appreciation of the Brazilian real. For more information on this topic, see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas” to our consolidated financial statements included in this annual report.
Income Tax Expense
Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency. As a result, fluctuations between their local currencies and the U.S. dollar have lead to the recognition of deferred tax results.

Deferred tax results in 2025 amounted to a gain of $222 million, mainly in connection with the appreciation of the Mexican peso during the year.

In addition, income tax results included a $405 million
charge in connection with the write-down of deferred tax
assets at Usiminas in the third quarter of 2025, and a $23 million charge in connection with the write-down of deferred tax assets at Las Encinas in the fourth quarter of 2025, following a recoverability assessment of such assets.

In $ million
	2025	2024

Current income tax expense	(139)	(323)
Deferred tax gain (loss)	222	(231)
Write-down of deferred tax assets at Usiminas and Las Encinas	(428)

Income tax expense	(345)	(554)

Net Income
In 2025, net income was $303 million, including a deferred tax gain of $222 million, a deferred tax loss of $405 million in connection with the write-down of deferred tax assets at Usiminas and a loss of $117 million in connection with the provision for ongoing litigation concerning the acquisition of a participation in Usiminas, on account of interest accruals and the appreciation of the Brazilian Real. Equity holder’s net income was $425 million in the year, or $2.17 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

TERNIUM S.A.
Management Report

In $ million	2025	2024

Net income	303	174
Excluding non-controlling interest	122	(227)

Owners of the parent	425	(54)

In $ per ADS	2025	2024

Earnings (losses) per ADS	2.17	(0.27)

Liquidity and Capital Resources
Ternium’s Net Cash position as of the end of December 2025 was $712 million, a decrease of $932 million compared to the end of December 2024.

Cash from operations reached $2.3 billion. Working capital decreased by $1.0 billion primarily as a result of an $806 million decrease in inventories, a $217 million decrease in trade and other receivables and a $12 million increase in trade payables and other liabilities.

Capital expenditures amounted to $2.5 billion, the peak of the current investment cycle, with the bulk allocated to the construction of the new downstream and upstream facilities at its industrial center in Pesquería, Mexico. In addition, the company moved forward with several projects aimed at increasing efficiency, reducing costs and improving environmental and safety conditions throughout its main facilities.

In 2025, Ternium paid dividends totaling $530 million to its shareholders and paid a dividend in kind to the company’s minority interest amounting to $112 million.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated:

In $ million
	2025	2024

Net cash provided by operating activities	2,314	1,906
Net cash used in investing activities	(1,985)	(1,375)
Net cash used in financing activities	(501)	(488)
(Decrease) increase in cash and cash equivalents	(171)	43
Effect of exchange rate changes	11	(197)
Cash and cash equivalents at the beginning of the year	1,691	1,846
Cash and cash equivalents at the end of the year	1,531	1,691

In addition to cash and cash equivalents, at December 31, 2025, we held other investments with maturities of more than three months for a total amount of $1.6 billion. Ternium’s position of cash and cash equivalents and other investments at December 31, 2025, included Ternium Argentina’s position of cash and cash equivalents and other investments of $0.8 billion. For information on exchange controls in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report. We hold money market investments, time deposits and variable-rate or fixed-rate securities.
Operating Activities
Net cash provided by operating activities in 2025 included a decrease in inventories of $806 million reflecting lower steel and raw material inventory volumes and costs. In addition, trade and other receivables decreased by $217 million amid lower realized steel prices and sales volumes.

Investing Activities
Net cash used in investing activities in 2025 was $2.0 billion, primarily attributable to capital expenditures of $2.5 billion partially offset by a $490 million decrease in financial investments with maturities of more than three months.

TERNIUM S.A.
Management Report

Financing Activities
Net cash used in financing activities was $501 million in 2025, attributable to dividends paid in cash to Ternium S.A.’s shareholders of $530 million and to finance lease payments of $65 million, partially offset by net proceeds from borrowings of $103 million.

Principal Sources of Funding

Funding Policy
Management’s policy is to ensure a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and securing access to readily available sources of financing. When possible, management makes its financing decisions, including the choice of currency, term and type of facility, based on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 29 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium maintains non-committed credit facilities and management is confident that Ternium has adequate access to credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources provide us with adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Total financial debt (including principal and interest accrued thereon) was $2.4 billion as of December 31, 2025. Our financial liabilities consist mainly of loans with financial institutions, bonds and debentures. As of December 31, 2025, these facilities were mainly denominated in U.S. dollars and Brazilian reais (70% and 27% of total financial liabilities, respectively). Current borrowings were 25% of total borrowings, none of which corresponded to borrowings with related parties. With cash and cash equivalents of $1.5 billion, other investments of $1.6 billion and total financial debt of $2.4 billion, Ternium had Net Cash position of $712 million as of December 31, 2025. This compares to a net cash position of $1.6 billion as of December 31, 2024.

As of December 31, 2025, the cost of bank borrowings (mainly denominated in U.S. dollars) was 5.45%, while the cost of indebtedness represented by bonds (denominated in U.S. dollars) was 7.50% and the cost of debentures (denominated in Brazilian reais) was 16.17%. Bank borrowings, bonds and debentures represented 52%, 21% and 27% of our total borrowings, respectively. The weighted average cost of debt in 2025 was 9.17%. This rate was calculated using the rate set for each instrument in its corresponding currency, weighted by the U.S. dollar-equivalent outstanding principal amount of each instrument. Such rate does not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instruments’ currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2025, were those outstanding under Ternium Brasil’s bilateral credit line to finance export activities, and Usiminas’ bonds and debentures, issued to refinance financial debt. On July 23, 2025, Ternium Mexico entered into a $1.25 billion syndicated loan agreement with several financial institutions to finance and/or refinance capital, operating and research and development expenditures, as well as other related investments associated with the construction of its DRI/EAF steelmaking plant in Pesquería, Mexico, which qualifies as an “eligible green project” under the Green Loan Principles. The net proceeds from the facility are expected to be disbursed over the next twelve months.

$ million
Date	Borrower	Type	Denomination	Original principal amount	Outstanding principal amount as of December 31, 2025	Maturity
July 2025	Ternium Mexico	Syndicated loan	U.S. dollar	1,250	300	August 2030
May 2024	Ternium Brasil	Bilateral credit lines	U.S. dollar	700	700	October 2030
July 2019	Usiminas	Bonds	U.S. dollar	500	500	January 2032
May 2022	Usiminas	Debentures	Brazilian real	145	73	November 2029
December 2022	Usiminas	Debentures	Brazilian real	310	243	December 2032
August 2024	Usiminas	Debentures	Brazilian real	320	323	September 2031

TERNIUM S.A.
Management Report

The main covenants on these loan facilities, bonds and debentures are limitations on liens and encumbrances, restrictions on the sale of certain assets, compliance with financial ratios (e.g., leverage ratio) and, in connection with the “green loan”, compliance with certain information regarding the green project. As of December 31, 2025, Ternium was in compliance with all covenants under its financial instruments.

Ternium has various off-balance sheet commitments, including financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment, logistic services and maintenance services. Off-balance sheet commitments are discussed in note 25(ii) to our consolidated financial statements included in this annual report. For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 22, 23, 24, 25 and 29 to our consolidated financial statements included in this annual report.

Annual Dividend Proposal
On February 17, 2026, Ternium S.A.’s board of directors proposed that an annual dividend of $2.70 per ADS ($0.27 per share), or $530 million based on total shares outstanding net of treasury shares, be approved at its annual general shareholders’ meeting, which is scheduled to be held on May 12, 2026.

The annual dividend would include the interim dividend of $0.90 per ADS ($0.09 per share), or $177 million, paid in November 2025. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $1.80 per ADS ($0.18 per share), or $353 million, will be paid on May 15, 2026, with a record date of May 14, 2026.
Annual Dividend
$ per ADS

*Board of directors’ proposal.

TERNIUM S.A.
Management Report

Research and Development Activities

Ternium’s research and development efforts focus on expanding our portfolio of advanced steel products, working closely with customers to design and develop steel-based components, and exploring innovative technologies aimed at decarbonizing and increasing the circularity of our operations.

We operate research centers in Mexico, Brazil, and Argentina, where we conduct product performance testing and production process simulations. In Mexico, Ternium Lab, our research and development hub, offers advanced capabilities including physical modeling, industrial process simulation, robotic testing, full-scale welding processes and material characterization. Ternium Lab collaborates closely with automotive customers’ development centers, providing access to steel product performance data through design software, covering parameters such as weldability, deformation, and energy absorption.

At our facilities in Pesquería, we also operate a component design laboratory that performs digital simulations of stamping and welding tests. Additionally, we have a state-of-the-art continuous galvanizing simulator capable of replicating the entire galvanizing process to evaluate the performance of new coatings.

Our internal research and development initiatives are reinforced by participation in global networks of industrial consortia, universities, and research institutions. As part of the Steel E-Motive initiative, sponsored by WorldAutoSteel, we aim to position steel as a key material for cost-effective, safe, and sustainable autonomous electric vehicles. The project focuses on the use of advanced high-strength steels in future vehicle architecture.

In 2025, Ternium developed a new family of high-strength galvanized steel products in medium-thickness coils, suitable for structural parts of medium and heavy vehicles. Trial batches were produced at our galvanizing simulator. Ternium also developed a patented battery support box for automotive customers. This component offers cost and safety advantages compared to aluminum-based alternatives, with only a minimal increase in weight. In addition, for heavy transportation applications the company introduced a new family of high-strength steels, delivering improved performance in terms of stamping tolerance and material fatigue resistance.

For the Vaca Muerta formation in Argentina, the company continues to develop API-grade steels in Argentina and Brazil to meet the growing demand for infrastructure supporting shale oil and gas production.

In addition, we are advancing the research and development of a new family of steel designed for the manufacture of pipelines for carbon dioxide transportation. In coordination with Tenaris, this initiative seeks to meet the growing demand for infrastructure supporting carbon capture and storage—one of the emerging pathways toward decarbonizing the economy. As part of this project, the first steel casts were successfully completed in Brazil.

The start-up Tulum Energy, in collaboration with Tenova, is installing a pilot plant at Pesquería to produce turquoise hydrogen through methane pyrolysis. This innovative process generates hydrogen and solid carbon from natural gas, without carbon dioxide emissions. To ensure sustainability, Ternium is developing and testing solid carbon–based co-products for industrial applications at its new briquetting laboratory.

In addition, Ternium is developing a new co-product derived from slag generated by electric arc furnaces, aimed at facilitating recycling. Having been validated at laboratory scale, this co-product is expected to undergo field validation this year as a component in asphalt production.

For the operation of blast furnaces, Ternium is working in Brazil on a new automatic assistance system. Powered by artificial intelligence, the system will provide early alerts of operational deviations by continuously analyzing load and temperature parameters.

In addition, Ternium is in the concept and engineering stage of a new coke treatment plant in Argentina. The facility would produce coke with lower moisture content, positively impacting blast furnace productivity, energy consumption, and greenhouse gas emissions.

TERNIUM S.A.
Management Report

Outlook

In 2026, challenges to trade are expected to persist. In addition, the Iran–U.S.–Israel conflict is introducing significant uncertainty to the global economy. On the positive side, recent government measures in some of our main markets are strengthening fair competition. In this context, the company is advancing a range of initiatives aimed at strengthening profitability and capitalizing on its newly inaugurated facilities.

In Mexico, the recent increase in steel import tariffs, from 25% to 35%, on imports from countries lacking a free trade agreement, among other initiatives, reflects a strong commitment to protecting domestic producers and reinforcing fair competition. Demand in the commercial market is recovering after a destocking process in 2025, while the automotive sector is adjusting to shifts in electric vehicle production and reshoring from Asia.

The company has successfully started production at its new cold rolling mill and its new galvanizing line in Pesquería, completing a major downstream expansion that also includes a pickling line and finishing center. These cost-efficient facilities are strengthening our ability to serve industrial customers while expanding our capacity to deliver value-added products.

Meanwhile, construction of the slab plant is progressing as planned, and is expected to start by year-end. This new facility will strengthen integration with our downstream operations, consolidating the company as a leading steel supplier in the region. The upcoming electric-arc-furnace based steel shop, scheduled to begin operations by the end of 2026, will significantly advance the company’s decarbonization objectives while expanding production of finished products melted and poured within the United States–Mexico–Canada Agreement (USMCA) region. In addition, the new direct reduced iron module features carbon capture technology and the optionality of a future transition from natural gas to hydrogen, reinforcing sustainability and competitiveness.

Brazil’s steel market outlook in 2026 appears more constructive, supported by decisive government actions to counter unfair trade practices. Recent antidumping measures in connection with imports of cold-rolled and hot-dip galvanized steel products from China, as well as higher import taxes on nine steel products, demonstrate a commitment to defending local producers and fostering fair competition. These policies are expected to reshape the competitive landscape, encouraging stability and investment. While vigilance is needed to prevent circumvention, the new environment signals a healthier balance for the domestic industry. In this scenario, Usiminas’ capital expenditures will remain strategically focused on strengthening its competitiveness through cost-reduction initiatives and operational efficiency. Key initiatives to strengthen long-term profitability include the new pulverized coal injection facility, expected to start-up by mid-2026, the new gas storage facility under construction, and the ongoing hot repair of one battery and the partial reconstruction of a second battery at coke plant #2.

Argentina’s steel market outlook for 2026 remains positive, supported by robust performance in the agriculture, mining and energy sectors. Nonetheless, concerns persist regarding unfairly traded imports that could disrupt the steel value chain, particularly in light of China’s excess manufacturing capacity and aggressive trade practices. The new trade agreement between Argentina and the United States marks a significant milestone, as both countries have pledged to jointly address such practices. This cooperation should enhance Argentina’s integration into global markets while safeguarding fair competition.

TERNIUM S.A.
Management Report

Corporate Governance

Board of Directors
Ternium S.A.’s corporate governance practices are governed by the Luxembourg law of August 10, 1915, on commercial companies, as amended, its articles of association and applicable securities laws and regulations. Management of the company is vested in a board of directors with the broadest power to act on behalf of the company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. Ternium S.A.’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as its shares are listed on at least one regulated market, the minimum number of directors must be five. Ternium S.A.’s current board of directors is composed of eight directors. The board of directors is required to meet as often as required by the interests of Ternium S.A. and at least four times per year. In 2025, the board of directors met six times.

A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented therein. In case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

On May 6, 2025, Ternium S.A.’s annual general shareholders’ meeting approved the re-election as board members of Messrs. Roberto Bonatti, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil, and Mmes. Gioia María Ghezzi and Lorenza Martínez Trigueros, and approved the appointment of Ms. Alicia Lucía Móndolo as a new member of the board of directors, each director to hold office until the shareholders’ meeting that will be convened to decide on the 2025 accounts. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as chief executive officer.
Audit Committee
Pursuant to its articles of association, as supplemented by the audit committee’s charter, for as long as Ternium S.A.’s shares are listed on at least one regulated market, it must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as Ternium S.A. under any applicable law, rule or regulation (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

The audit committee currently consists of three members, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Maria Ghezzi and Ms. Lorenza Martinez Trigueros. The current members of the audit committee were appointed by the board of directors on May 6, 2025. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under Ternium S.A.’s articles of association. Mr. Decalf serves as chairperson of the audit committee.

The audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the company’s external auditors. In addition, the audit committee is required by Ternium S.A.’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between Ternium S.A. or its subsidiaries and related parties, as provided in its articles of association and in the audit committee’s charter, or as may be required by any applicable law, rule or regulation, in order to determine whether their terms are consistent with the interests of Ternium S.A. and all its shareholders and are consistent with market conditions or are otherwise fair to Ternium S.A. and its subsidiaries. The company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions of Ternium S.A.’s articles of association and the audit committee’s charter regarding transactions with related parties, as well as applicable Luxembourg rules and

TERNIUM S.A.
Management Report

securities regulations relating to the approval and disclosure of material related party transactions.

The audit committee is also in charge of the interpretation, implementation, control and enforcement of the company’s Clawback Policy, which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the company in the event of a restatement of the company’s financial statements.

The audit committee performs other duties imposed by applicable laws, rules and regulations of the regulated market or markets on which Ternium S.A.’s shares are listed, as well as any other duty entrusted to it by Ternium S.A.’s board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the external auditors as well as anyone in the company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Auditors
Ternium S.A.’s articles of association require the appointment of an independent audit firm in accordance with applicable law. Auditors are appointed by the general shareholders’ meeting, upon recommendation from the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit Ternium S.A.’s annual accounts and consolidated financial statements and to submit a report on each set of accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

The annual general shareholders’ meeting held on May 6, 2025, appointed PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, as Ternium S.A.’s statutory auditor for the fiscal year ended December 31, 2025. At the next annual general shareholders’ meeting scheduled to be held on May 12, 2026, it will be proposed that PricewaterhouseCoopers Assurance, Société coopérative be appointed as statutory auditor for the fiscal year ending December 31, 2026.
Code of Ethics
The company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the company has adopted certain policies which are intended to supplement the company’s Code of Conduct, such as a Policy on Business Conduct prohibiting bribery and corruption to all directors, officers, employees and any person or entity representing or acting for or on behalf of Ternium, and a Code of Ethics for Financial Officers, which applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

TERNIUM S.A.
Management Report

Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium’s business, financial condition and results of operations, which could in turn affect the price of Ternium S.A.’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. For example, the surge in U.S. trade action in 2025 has created significant uncertainty in global markets and has contributed to a reduction in Mexico’s apparent steel demand, which fell by approximately 10% year-over-year in 2025. A continued downturn in economic activity would reduce the demand for steel products, which would have a negative effect on the steel industry generally and specifically on our business and results of operations. For more information on the imposition of tariffs on steel imports into the United States, see “Certain Regulatory Risks And Litigation Risks - International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business” and for further information on the investment climate and economic activity in Mexico, see “Risks Relating to the Countries in Which Ternium Operates – Mexico - Changes in existing trade arrangements between Mexico and the United States and controversies and disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.

Ongoing geopolitical tensions involving Iran, the United States and Israel present significant risks to the global economy. Escalation of this conflict could disrupt energy markets and increase raw material costs. These developments could adversely affect Ternium’s sales, results of operations and net results. While we monitor these risks closely, we cannot predict the duration of this conflict or its ultimate impact on our company.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. Steel prices have been fluctuating significantly in response to market trends, costs of raw materials and world events (including, in recent years, the COVID-19 pandemic and international armed conflicts, such as the Russia-Ukraine war). For instance, U.S. prices of hot-rolled coils bottomed in 2020 at $485 per ton, peaked at $2,135 per ton in 2021, and then showed significant volatility between 2022 and 2025. A protracted fall in steel prices could result in lower revenues, adversely affecting Ternium’s operating results.

Furthermore, if raw material costs decline, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as we would first consume existing inventories acquired prior to such raw material cost decrease (first in - first out accounting methodology). Similarly, we may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on steel products, or it may take considerable time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially during downturn cycles, from substantial overcapacity. Over the last several years, overcapacity has been particularly severe in China.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. Unfair trade practices in the international trade of steel products tend to increase during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of tariffs, antidumping and countervailing duties, or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel-producing countries could in turn exacerbate pressures in other markets, including those to which Ternium is exposed, as

TERNIUM S.A.
Management Report

exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs. As a result, overcapacity can lead to lower sales and lower margins for Ternium and drive unfair trade practices in products that compete with Ternium’s products, diminishing our market share. While trade remedies and tariffs may mitigate the effects of unfair trade practices in some countries, such practices could shift to other markets adversely affecting Ternium’s operations and results.

China is the largest steel producing country in the world, accounting for more than half of worldwide crude steel production, and Chinese exports of steel products to many countries, including exports to Europe, the United States and Mexico, have been subject to the imposition of antidumping and countervailing duties and other trade measures. The prolonged decline in apparent demand for finished steel products in China has been causing aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those to which we are exposed. China’s exports of semifinished and finished steel products increased from 53 million tons in 2020 to 117 million tons in 2024 and are estimated to have expanded further in 2025. This expansion in Chinese exports caused a surge of low-priced steel imports in the Brazilian domestic steel market, adversely affecting Brazilian steel producers, including Usiminas. A downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting the steel industry and Ternium’s business and results of operations.

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by our customers can vary significantly from period to period, as they either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for steel products. For example, in 2021, a global disruption in the automotive industry supply chain severely affected vehicle production and, in turn, affected our steel sales due to a global shortage of semiconductors; and in 2023, disruptions in the supply chain of the Argentine industry, due to constraints in the import of raw materials and intermediate goods in a context of tight foreign exchange restrictions, negatively impacted manufacturing activity and, as a result, steel demand in the country. Fluctuations in steel inventory levels and disruptions in customers’ supply chains can temporarily affect the demand for, and price of, steel products and, accordingly, Ternium may not be able to increase or maintain its current levels of sales volume or prices.

Intense competition could cause Ternium to lose its market share and adversely affect its revenues.

The market for steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources or direct and indirect governmental support. Competition could result in declining margins and lower sales. Competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity or investing more aggressively in product development among others. To the extent that competitors become more efficient, our sales could suffer as operations confront stronger competition and could fail to preserve their current share of the relevant geographic or product markets. In addition, there has been a trend toward steel industry consolidation among competitors, and current competitors in the steel market could become larger competitors in the future.

Moreover, Ternium and other steelmakers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. Competition from alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect our sales volumes and revenues.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium’s raw materials and inputs include large quantities of slabs, iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, natural gas, electricity, oxygen and other gases consumed in operating blast and electric arc furnaces, as well as downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in our operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as

TERNIUM S.A.
Management Report

wars, natural disasters, chronic climate changes, accidents and epidemics.

Purchased slabs are a key component of Ternium’s production process. Industry consolidation and integration of slab making facilities into finished steel products have been reducing the availability of slabs in the global market. For example, ArcelorMittal gradually integrated its slab facility in Lázaro Cárdenas, Mexico, with its steel processing facilities in other locations. In addition, in 2021 it started-up a new hot-rolling mill in Lázaro Cárdenas that led to a further integration of its slab facility at that site. Furthermore, in 2023 it acquired Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets.

Additionally, the wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries and international organizations, following the Russian invasion of Ukraine, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed in the steel production process. The resolution of the Russian-Ukraine armed conflict and its consequences in the global markets is still uncertain. New international sanctions against Russian steel companies or citizens could result in slab scarcity and/or increases in slab prices in the market, which could have a material adverse effect on Ternium’s business and results of operations.

We have usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet our production needs; however, we could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in our operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on our business and results of operations. For further information related to effects of global events see “A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”.

Ternium depends on a limited number of key suppliers.

We depend on a limited number of key suppliers for the provision of certain key inputs. For example, Ternium Argentina and Ternium Brasil purchase most of their iron ore from Vale, a Brazilian company, and Ternium Mexico is also expected to begin relying on steady iron ore supplies from Vale once its steelmaking facilities in Pesquería, Mexico, start operations. There is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. We have entered into long-term contracts for the supply of some (but not all) of our principal inputs and expect that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations or sanctions limit or prohibit purchases from certain suppliers, we could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain our input requirements from other suppliers.

Risks Relating To Ternium’s Business and Growth Strategy

Past or future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. Since its formation, Ternium has acquired and made significant investments in steelmaking and steel processing assets and businesses in Argentina, Brazil, Colombia, Venezuela, Central America, Mexico and the United States, including the acquisition of Mexican steel companies Hylsamex and Grupo Imsa (now Ternium Mexico), the acquisition of the then main integrated producer of flat steel in Argentina, Aceros Paraná (which then merged with Propulsora and three other steel industry companies and is now Ternium Argentina); the purchase of Brazilian steel slab producer CSA, and the acquisition of a participation in the control group of Usiminas, Brazil’s largest flat steel producer. In addition, the company built a new industrial center in Pesquería, Mexico, and it recently completed new downstream facilities and is advancing the construction of a new steelmaking plant in this site, projects that constitute the largest expansion plan in the company’s history.

Each acquisition, investment and growth project depends on market and financing conditions. We must necessarily base any assessment of potential acquisitions or organic investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisitions or other

TERNIUM S.A.
Management Report

investments may not perform in accordance with expectations and could have an adverse impact on our operations and profits. For information on additional risks related to significant investments, see “Ternium’s strategic growth projects could be delayed, the cost of those projects could increase, or Ternium’s competitiveness could be affected, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk, adversely affecting Ternium’s growth opportunities and profitability”.

In addition, we may fail to find suitable acquisition targets, or to consummate our acquisitions under favorable conditions, or to successfully integrate any acquired businesses into our operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and we may not be able to integrate them or sell them under favorable terms and conditions. Integration of any acquired businesses would require a significant amount of time and resources from management and employees. Finally, the existence of other minority shareholders at any acquired company, could delay or prevent us from completing our strategy or fully maximizing our combined competitive strengths. For further information, see “Risks Relating to the Structure of Ternium S.A. - Existence of other shareholders in Ternium S.A.’s subsidiaries and associates could delay or prevent us from completing our strategy.” These risks could have an adverse impact on the ongoing business and a material adverse effect on our financial condition and results of operations.

Furthermore, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Ternium from the advantages and expected synergies of acquisitions, or initiate investigations upon challenges brought by third parties. In addition, authorities or courts may change prior interpretations of applicable regulations or take a different view as to the application of certain requirements. In particular, in the case of acquisitions of listed companies, authorities may impose unexpected requirements that could result in incremental costs or financial obligations. For example, Ternium’s acquisition of a participation in Usiminas in 2012 was challenged as to the applicability of certain tag-along tender offer requirements, resulting in a longstanding conflict that is still pending final resolution. For further information, see
“Certain Regulatory Risks And Litigation Risks -Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas”, and note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report. Challenges to acquisitions or other investments, failure to obtain, or conditions imposed for the granting of, authorizations, or differing interpretations as to applicable regulation and requirements may block or delay transactions, or significantly increase transaction costs, which could have an adverse effect on our financial condition and results of operations.

The construction of Ternium’s new steel slab facility in Mexico could be delayed and its cost could increase, if the operations of certain suppliers of heavy equipment are disrupted by geopolitical risk or our commercial relationship with them is otherwise affected, adversely impacting Ternium’s growth opportunities and profitability.

We are building new steelmaking facilities in our industrial center in Pesquería, as part of our plan to advance the continued integration of our industrial system and reinforce our position as a leading steel supplier in the region. The project is expected to be completed in the fourth quarter of 2026.

The proper execution of this project relies, among other factors, on timely manufacturing, delivery and commissioning of the equipment ordered, or to be ordered, for these new facilities. The imposition of government requirements, sanctions or tariffs as a result of trade or other geopolitical conflicts may prevent some of our suppliers of heavy equipment from shipping the equipment, or may result in shipping delays, or may limit our purchases or payments of products to such suppliers, and we may not be able to promptly procure such equipment from an alternative facility of such supplier or from other suppliers, or we may be required to purchase equipment at increased prices, which could result in increased expenses and/or a delayed execution of our growth plans, adversely affecting Ternium’s profitability and net worth.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets, including deferred tax assets.

In accordance with IFRS, management must test our assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not

TERNIUM S.A.
Management Report

be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. Management also must test deferred tax assets to assess its recoverability over time. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

We review periodically the recoverability of our investments. As of December 31, 2025, goodwill in connection with our Mexican subsidiaries amounted to $662 million and the carrying value of our investment in non-consolidated companies amounted to $563 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired or if deferred tax assets are not recoverable, Ternium will be required to recognize a charge against earnings, which could materially adversely affect our results of operations and net worth.

In the past, Ternium recorded impairment charges several times. More recently, for example, in the fourth quarter of 2025, we recorded a $19 million impairment charge of certain mining and fixed assets from Las Encinas. For further information on impairment charges, see notes 4(e)(2) and 4(f) to our consolidated financial statements included in this annual report.

In the third quarter of 2025, we assessed the recoverability of Usiminas’ accumulated deferred tax assets and recognized a $405 million write-down of such deferred tax assets as an income tax charge. In addition, in the fourth quarter of 2025, we assessed the recoverability of Las Encinas’ accumulated deferred tax assets and recognized a $23 million write-down of such deferred tax assets as an income tax charge. For further information on deferred tax assets write-downs, see note 11 to our consolidated financial statements included in this annual report.

Any further write-downs to or revaluation of Ternium’s assets or investments could have a material adverse effect on Ternium’s results of operations or net worth.
If Ternium does not comply with laws and regulations designed to combat corruption in countries in which it sells its products, it could become subject to fines, penalties or other sanctions and to private lawsuits, which may adversely affect Ternium’s sales and profitability.

We conduct our business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees, representatives, associates or other persons may take actions that violate applicable laws and regulations that generally prohibit the offering or making of improper payments to any individual, including government officials, for the purpose of obtaining an undue benefit or undue advantage or keeping business, including laws relating to the 1997 Organization For Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which we operate (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted before the acquisition at any acquired business, and which may result in successor liability or losses for Ternium.

Labor disputes could result in work stoppages and disruptions to Ternium’s operations negatively impacting our results.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium’s subsidiaries could also suffer plant stoppages or strikes if they were to implement cost reduction plans. From time to time, we take measures to increase competitiveness and none of the measures taken in the past have resulted in significant labor unrest. However, we cannot assure that the labor situation will remain stable or that future measures will not result in labor actions against Ternium companies.

TERNIUM S.A.
Management Report

Labor conflicts in Mexican mining companies remain a concern, in some cases stemming from disputes over profit-sharing, known as PTU (Participación de los Trabajadores en las Utilidades), after the introduction in recent years of certain regulatory reforms. While Ternium’s mining companies have not been subject to strikes, the possibility of labor conflicts cannot be ruled out if, for example, profitability declines and PTU-related payments weaken.

Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase our costs, thereby affecting our results of operations.

Changes in exchange rates or any limitation in Ternium’s ability to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

Our operations expose us to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact Ternium companies’ results as reported in their income statements and statements of financial position. In the ordinary course of business, Ternium companies may see fit to enter into exchange rate derivatives agreements to manage exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where we operate may reduce our ability to manage our exposure to exchange rate fluctuations, and thus could cause an adverse impact on our results, financial condition or cash flows.

Cybersecurity threats could have a material adverse effect on Ternium’s business and results of operations.

Ternium relies on information technology and operational technology systems to run its business and manufacturing operations. Digital technologies have an increasingly significant role across the business. Although we devote significant resources to protect our systems and data, and periodically monitor external developments and available information on threats and security incidents, we have experienced and we expect to continue to experience cybersecurity threats and incidents, including actual or potential unauthorized access to data and systems, attempts to compromise credentials or firewall infrastructure, malware and ransomware, loss or destruction of data, computer viruses, or other malicious code, phishing, spoofing and/or other cyberattacks. Cybersecurity threats and incidents often arise from numerous sources, many of which fall beyond our control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages and may target us or our service providers.

Cybersecurity threats and incidents, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake websites, impersonation and whaling, continued to increase throughout 2025 in number and sophistication. Experts agree that cyberattacks are increasing in sophistication and frequency, partly attibutable to the rise in artificial intelligence, and call for a global response to cybersecurity threats, and regulators are placing increased focus on cybersecurity and its effects.

Cyber ecosystem risk is becoming more problematic. According to the World Economic Forum’s 2025 Global Cybersecurity Outlook, weaknesses in supply chains are the biggest threat to cybersecurity mainly because companies often lack visibility into suppliers that may adopt lower security standards, spreading risks across the entire system. In addition, geopolitical tensions and the rise of artificial intelligence are introducing new and more sophisticated risks. Regulations vary widely across countries, including requirements relating to the safeguarding, processing, and cross‑border transfer of personal information and notifications of security incidents. Compliance obligations may increase over time and result in additional costs; non‑compliance or a significant incident could result in governmental investigations, fines, penalties, or other sanctions. At the same time, the shortage of skilled cybersecurity professionals has become increasingly acute, particularly in relation to emerging technologies, such as artificial intelligence.

During 2025, we have not experienced any cybersecurity incident impacting business-critical IT systems that has had a material adverse effect on our financial condition or results of operations.

In this context, we continue to seek to improve cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we carry out cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyber threats. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems and measures that we have put in place to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse effect on our systems. While we continue to attempt to mitigate these risks, there remains the risk of additional known or

TERNIUM S.A.
Management Report

unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

The circumvention or breach of Ternium’s systems and measures for protecting against cybersecurity risks could result in disruptions to its business and operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to its reputation with customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach) or other financial costs and losses.  In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, operational risk of service failure, and the loss of technology competitiveness and reputation.

Our dependence on third parties for certain services and technologies increases our exposure to cybersecurity and business interruption risk. Compromise of a supplier, contractor, cloud or software provider, or other external partner could adversely affect our systems or data, even if our own defenses are not directly breached. We may not always have the ability to prevent or mitigate such third‑party incidents.

In addition, given that cybersecurity threats are increasing in frequency and sophistication, and techniques change rapidly, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities and there can be no assurance that our efforts will be sufficient to prevent or detect all threats or to avoid material adverse effects on our business, results of operations, cash flows, or financial condition. Ternium does not currently maintain cybersecurity insurance and the property damage and general liability insurance Ternium carries may not cover damage arising or resulting from cyber events or may not be adequate to cover all losses. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before being duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, regulatory agencies in the U.S. and other jurisdictions have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors, which could limit our ability to respond to certain attacks (such as ransomware attacks) in the manner we might otherwise consider.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business, results of operations and net worth.

Ternium’s business has been, and in the future could be, affected by severe weather conditions in areas where operations are carried out, which could materially damage our production facilities and general infrastructure or affect the normal course of business, and result in a material adverse effect on Ternium’s financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in 2024, a power outage caused by a supercell storm disrupted operations at Ternium’s San Nicolás unit in the Buenos Aires province, Argentina. In addition, in the last few years, low water levels at the Paraguay and Paraná waterways disrupted on several occasions the supply of iron ore from Brazil’s iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories.

The communities surrounding our main operation sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. For example, in the past, certain operations in Brazil and Argentina experienced intense rainfall affecting personnel access to the facilities. In addition, Mexico has experienced both intensified drought and episodes of extreme rain tied to tropical systems, each challenging access and logistics. As Ternium Mexico’s facilities are located in water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments to prevent or deal with critical situations caused by severe droughts. For example, in response to severe droughts affecting the Monterrey metropolitan area in 2022,

TERNIUM S.A.
Management Report

authorities imposed emergency measures to protect drinking water supply and suspended new freshwater use concessions.

Extreme weather conditions can also disrupt Ternium’s supply chain. For example, in 2024, Hurricane Beryl disrupted vessel traffic at the Port of Brownsville by diminishing the water level at the port. This negatively affected the supply of slabs to Ternium’s processing facilities in Mexico for approximately two months, which in turn impacted our shipments of finished steel products.

Extreme weather events and natural disasters could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Ternium.

Changing weather patterns may prompt governments to introduce regulations that limit access to critical resources. For example, in Mexico, in December 2025, a new law was enacted that resulted in significant changes to the management and distribution of water, including restrictions on the transfer of water concessions. The Mexican government has also launched a national plan to tackle water scarcity that, among other initiatives, is reviewing water concessions. Although these measures did not have a significant impact on Ternium’s operations to date, future changes to water allocation or pricing in Mexico, or elsewhere, could adversely affect Ternium’s operations and financial condition.

Additionally, the effects of climate change, such as changes in precipitation patterns, sustained high temperatures and heat waves, and rising sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, the potential for power reliability constraints during heat events resulting in disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

Although Ternium maintains business interruption, property damage and general liability insurance, the amount of insurance is contingent upon the specific type of climate risk involved and may be less than the related loss.

Risks Relating to the Mining Activities

Ternium Mexico has equity interests in two iron ore mining companies located in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña
Colorada S.A. de C.V. ("Consorcio Peña Colorada"). In addition, Usiminas holds a 70% equity interest in Mineração Usiminas, a mining company located in Brazil. For information related to the risks of doing business in Mexico and Brazil see “Risks Relating to the Countries in Which Ternium Operates”. In addition, Ternium’s mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium’s operations and profitability, and result in material liabilities.

Las Encinas, Consorcio Peña Colorada and Mineração Usiminas carry out extractive, processing and logistical operations. Liabilities associated with such mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. The operations involve the use, handling, storage, discharge and disposal of hazardous substances and bulk material, and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes including heavy rain and hurricanes and, in Mexico, high seismic activity. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2022, unusually heavy rains damaged internal roads and drainage systems, affecting Mineração Usiminas’ iron ore production and shipments during that month.

Tailings dams at our mining operations meet the strictest international seismic standards. However, additional investments may be approved and implemented if deemed necessary based on observations or recommendations from our own assessments or from leading consultants engaged periodically. Notwithstanding the foregoing, we cannot guarantee that failures or breaches will not occur in any tailings dam even when meeting the strictest international seismic standards.

Mineração Usiminas, Las Encinas and Consorcio Peña Colorada may also be subject to claims under federal and local laws and regulations for air pollution, toxic torts,

TERNIUM S.A.
Management Report

natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that it currently owns, leased-land sites and third-party waste disposal sites. We may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies that Ternium may have in place.

Governmental concessions could be subject to changes or termination; permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, additional infrastructure requirements, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures, higher costs or a reduction in mineral reserves and/or resources.

In 2023, a reform to the Mexican Mining Law, National Waters Law, and related environmental statutes tightened requirements across the mining life cycle, including: awarding concessions exclusively through public bidding; shortening concession terms; mandating prior consultation with Indigenous and Afro‑Mexican communities; imposing additional closure, tailings, and financial assurance obligations; and strengthening cancellation, transfer, and collateral rules. Although such reforms have not had a significant impact on Ternium’s mining operations in Mexico, future regulatory changes may adversely affect Ternium’s operations and financial condition, the full impact of which we cannot assess or predict.

Iron ore exploration and exploitation concessions in Brazil and Mexico as well as water concessions in Mexico may be revoked if the competent government authorities determine that mining companies have not complied with their obligations under the respective concession terms and agreements. If the security situation in Mexico worsens in its mining areas, Ternium may be unable to comply with the requirements to maintain its mining concessions.

Furthermore, the exploration and exploitation of mines require securing rights to use and occupancy of surface land. Although regulations frequently include mechanisms intended to facilitate access to such rights, in some cases it may be difficult to reach and maintain agreements with native or local communities or landowners, or such agreements may be excessively onerous.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas cannot secure surface rights on acceptable terms, their mining activities may be compromised.

Ternium’s reserve and resource estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves and resources uneconomical to mine or cause Ternium to revise its reserve or resource estimates.

Mineral reserves and resources are estimated quantities of ore that Ternium has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond our control. Reserve and resource calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve and resource estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve and resource estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that,

TERNIUM S.A.
Management Report

although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In addition, our reserve and resource estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from our reserves and resources, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve and resource estimates. Reserve or resource estimates may vary in the future, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in reserve and resource estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may affect Ternium’s mine life projections. Certain reserves and resources may have a low level of projected profitability. If market price fluctuations or changes in operating and capital costs increase the cost to explore, locate, extract and process iron ore, making it uneconomical to mine, we may be required to lower our reserve or resource estimates. In addition, the mining of certain reserves and resources depend on our ability to reach agreements with local communities, the failure of which could result in a decrease in reserve and resource estimates.

Exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities result in the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial exploration costs that may not yield the expected results. Failure to find sufficient and adequate ore resources could adversely affect our business. In addition, even if ore deposits are discovered, exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time must be invested to establish ore resources through exploration, define the appropriate processes, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project is not economically feasible by the time it can be exploited, we may incur substantial write-offs.

Inability to complete activities required to maintain iron ore and pellets production rates over time could negatively affect the mining segment’s net sales.

Mining requires continuous investment and activities to sustain production rates such as the design of mining projects, the granting of environmental permits, the development of iron ore reserves and/or tailings dams, and the successful execution of civil works. For example, Mineração Usiminas must construct dry stacking deposits, which involve securing permits for new stockpile areas and filtered waste facilities. Similarly, Consorcio Peña Colorada is required to develop a dry stacking facility.

In addition, a large share of Mineração Usiminas’ iron ore reserves and resources are made of an iron ore quality called “Compactos”, which cannot be processed in its current facilities or may be processed at substantially lower rates. Processing “Compactos” iron ore at a rate similar to or higher than current processing rates, would require significant capital expenditures in new equipment and facilities. If Mineração Usiminas does not approve or fails to timely develop the project, or fails to obtain the required governmental approvals or to secure key supply agreements on reasonable terms, including for logistics and energy services, Mineração Usiminas’ iron ore shipments will stop once the reserves of other iron ore qualities are depleted.

If Las Encinas, Consorcio Peña Colorada or Mineração Usiminas are unable to complete activities required to maintain iron ore production rates over time, the mining segment’s net sales and operating results could be negatively affected.

Expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect Ternium’s financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, we may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of our mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams, tailings and waste piles, and ponds, and increased energy supply requirements that may be

TERNIUM S.A.
Management Report

difficult to obtain. Adverse mining conditions and other factors related to the operation of the mine and mining facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs and may affect our ability to produce the expected quantities of mineral, negatively affecting our financial condition and expected results of operations.

Difficulties or disturbances in the relationship with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shutdown of our Mexican mining operations.

Local communities, groups or individuals living or owning land near the areas where we operate may take actions to oppose or interfere with our mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our mining operations or iron ore transportation, or in legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with all communities, actions taken by them (or by interest groups within those communities), including requesting the authorities to revoke or cancel concessions or permits, may hamper our ability to conduct mining activities as planned, prevent us from complying with agreements or commitments with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations.

Mexico

In the past, Ternium’s mining operations in Mexico have faced actions by certain native or local communities demanding higher compensation or other benefits, and some seeking to stop mining activities. Although attempted legal actions have not succeeded, under Mexican law judges can preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse court decision suspending or revoking permits, or a blockade or occupation of our facilities, could adversely impact Ternium’s mining activities and results of operations.

In recent years, violence in Mexico has intensified, including in the region where Ternium’s mining operations are located. In the municipality of Aquila, where Las Encinas carries its main mining operations, security has worsened due to criminal groups seeking territorial control and the exploitation of economic resources. In addition, in 2022, a long-standing internal dispute between two differentiated groups of a native community prevented the election of community representatives and stirred a great deal of turmoil. In January 2023, two main community leaders went missing, which triggered a still ongoing investigation by the Attorney General’s office. The ensuing crisis forced Las Encinas to keep its main mining operation idled during the first half of 2023. Similarly, the Jalisco area, where Consorcio Peña Colorada operates, is not exempt from the presence of criminal groups and, consequently, security has also deteriorated in such region.

If violence and conflict persist or escalate in the regions where Ternium has its mining operations, Ternium’s mining activities in Mexico may be partially or totally suspended, or even permanently shut down.

Risks Relating To The Structure Of Ternium S.A.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in multiple jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can give rise to conflicting views from tax authorities as to the allocation of taxable profits among jurisdictions, including in relation to transfer pricing. Most of the jurisdictions in which Ternium operates have adopted double tax treaties, which provide a framework for mitigating the risk of double taxation on Ternium’s results. However, in cases of double taxation, outcomes remain uncertain due to potential divergent interpretations across jurisdictions, and the available dispute resolution mechanisms to address conflicting claims can be very lengthy.

In recent years, tax authorities have increased their scrutiny of corporate tax filings. Following the 2015 OECD Base Erosion and Profit Shifting (BEPS) Action Plan addressing issues of base erosion transparency, coherence and substance, most of the countries in which Ternium operates implemented anti‑avoidance measures and enhanced transparency rules.

In the European Union the Anti-Tax Avoidance Directive, or ATAD, was adopted in 2016, followed by ATAD II, aimed at preventing tax avoidance and ensuring that taxes are paid where profits are generated and economic activities take place.

In 2019, the OECD launched a two-pillar initiative aimed at addressing profit shifting through a global tax framework. Pillar One seeks to allocate taxing rights to jurisdictions where consumption takes place, while Pillar Two introduces a global minimum taxation standard, as well as new tax dispute resolution processes. Pillar One

TERNIUM S.A.
Management Report

remains under discussion and its implementation timeline is uncertain. The European Union adopted in 2022 the Pillar Two directive, introducing a global minimum taxation regime for multinational groups, which became effective for Ternium in 2024. The United States, in 2025, withdrew its support for the OECD Global Tax Deal, rejecting key provisions of the agreement.

Ternium’s interpretation of tax laws may differ from those of tax authorities. Adverse determinations may result in additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainty remains as to the adoption of new regulations that might result from ongoing initiatives like those launched by the OECD and the EU in relation to international taxation that may increase effective tax rates, compliance costs, and controversy risk, and could negatively impact our financial condition, results of operations and cash flows.

Dividend payments depend on the results of operations and financial condition of Ternium S.A.’s subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

Ternium S.A. is a holding company and conducts its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are Ternium S.A.’s primary source of funds to pay expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of our subsidiaries to pay dividends and make other payments to shareholders will depend on their results of operations and financial condition. If earnings and cash flows of our operating subsidiaries are substantially reduced, Ternium S.A. may not be in a position to meet its operational needs or pay dividends. In addition, dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For example, Argentine regulations have significantly impaired Ternium Argentina’s ability to transfer dividends abroad and, therefore, since 2022 Ternium Argentina has resorted to the payment of dividends in kind using U.S. dollar-denominated Argentine sovereign bonds and other securities. For information on exchange controls in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report; and “—Risks Relating to the Countries in Which Ternium Operates – Argentina: Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”.

Ternium S.A.’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, Ternium S.A. may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change or if the special tax reserve were to be exhausted.

Ternium S.A.’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of February 27, 2026, San Faustin beneficially owned 65.03% of Ternium S.A.’s share capital and Tenaris, which is also controlled by San Faustin, held 11.46% of Ternium S.A.’s shares and voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, (RP STAK), holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of Ternium S.A.’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, Ternium S.A.’s articles of association permit its board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, Ternium S.A.’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest. See “Risks Relating to Ternium S.A.’s ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Existence of other shareholders in Ternium S.A.'s subsidiaries and associates could delay or prevent us from completing our strategy.

Ternium S.A. does not own 100% of the interests in certain of its subsidiaries. As of February 27, 2026, 26.0% of Ternium Argentina was held by the Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.4% was

TERNIUM S.A.
Management Report

publicly held. In addition, 23.9% of Usiminas’ ordinary shares and 98.1% of its preferred shares were publicly held. Furthermore, Ternium holds a 51% ownership interest in Tenigal (with NSC holding the remaining 49%); a 50% equity interest in Consorcio Peña Colorada (with ArcelorMittal holding the remaining 50%); and a 48% equity interest in Techgen. The existence of other shareholders in these companies could prevent Ternium from taking actions that, while beneficial to the company, might not be beneficial to each relevant subsidiary or associate considered separately. As a result, Ternium could be delayed or prevented from completing its strategy or fully maximizing its competitive strengths.

Risks Relating to the Countries in Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where a significant portion of Ternium’s operations and assets are located could disrupt its manufacturing activity, hurt Ternium’s shipment volumes or prices, or increase its costs, thereby adversely affecting its results of operations and financial condition.

Ternium’s results of operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, regulatory and legal developments, such as nationalization, expropriation, or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected countries and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets in Mexico and a significant share of its sales are made to customers in this country. In addition, a significant portion of Ternium’s sales in Mexico are directed to the Mexican manufacturing industry, which in turn exports a large share of its production to the U.S. market. Our business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions, and increased government intervention in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican economy tends to be affected by changes in the economic environment in the United States, including changes to trade conditions. In addition, actions and policies adopted by the Mexican government could have a significant impact on the economy and market conditions affecting Ternium’s operations in Mexico.

During 2024, the Mexican Congress approved constitutional reforms aimed at restructuring the judicial system and increasing state control over key sectors, including energy, telecommunications, and natural resources. The implementation and interpretation of these reforms, as well as any related legislative or regulatory actions, may create uncertainty for businesses operating in Mexico. It is uncertain whether the Mexican federal government or its decentralized agencies will introduce further energy market reforms or adopt measures that could adversely affect the Mexican economy, our operations and the operations of Techgen, which supplies electricity for most of our Mexican operations. Certain reforms in areas such as labor and environmental policy have been flagged as potential risks to the operating climate, and investment projects in sectors including energy and telecoms face delays amid uncertainty over reform rollouts. In addition, security conditions and logistics pose additional operational risks.

A deterioration in Mexico’s economy, the re-emergence of social instability or political unrest, increased government intervention, exchange-rate and financial market volatility, energy supply constraints, or other adverse political, economic or social development, could adversely affect our business, results of operations, financial condition or liquidity. Adverse economic conditions in Mexico could also result in higher inflation and interest rates coupled with reduced opportunities for

TERNIUM S.A.
Management Report

funding or refinancing, reduced domestic consumption of our products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico continues to face high levels of violent crimes. Security issues could affect our day-to-day operations and could also result in an economic slowdown, reducing domestic demand for Ternium’s products and thereby adversely affecting our business. A deterioration of the security situation or an increase in violent crimes could result in significant obstacles or additional costs to the implementation of our growth plans in Mexico, including delays in the completion of capital expenditures. Notably, the regions where Ternium’s mining operations are located remain subject to a high level of violent crime, which has resulted in a continued deterioration of security conditions in the region. For more information on the events affecting our mining operations in Mexico, see “– Risks Relating to Ternium’s Mining Activities – Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shutdown of Ternium’s Mexican mining operations.”.

Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results.

Mexico maintains a significant trade relationship with the United States through the USMCA, which over time has fostered regional supply-chain integration contributing to Mexican economic growth. However, a wave of U.S. trade measures against several of its trading partners in 2025, including Mexico, has created significant uncertainty.

Early in 2025, the U.S. government imposed a 25% tariff under Section 232 of the Trade Expansion Act on virtually all steel and steel derivative imports, revoking previously negotiated country-specific exemptions and quota arrangements. Section 232 of the U.S. Trade Expansion Act authorizes the imposition of trade measures on imports of certain goods that are considered to threaten national security. In June 2025, the U.S. government increased Section 232 tariffs on steel products and a wide range of derivative steel products from 25% to 50%.

The U.S. also expanded Section 232 measures beyond steel. In April 2025, the U.S. government imposed a 25%
Section 232 tariff on imported automobiles manufactured outside the United States, also covering critical auto parts, including engines, transmissions, powertrain components, and electrical systems, and in November 2025 imposed a 25% Section 232 tariff on imported medium- and heavy-duty tracks and their parts and a 10% tariff on buses. Vehicles and parts that meet USMCA requirements are subject to this tariff only on their non-U.S. content and for auto parts, the tariff will apply once the government implements a formal process to exempt U.S.-origin content. Mexico is the seventh largest vehicle manufacturer worldwide, and a large share of Mexican manufactured vehicles are sold into the U.S. market. These measures could make U.S. produced steel more attractive for Ternium’s industrial customers in Mexico and could adversely affect demand for Ternium’s steel products in the country.

In addition, in 2025, the U.S. government imposed tariffs under the International Emergency Economic Powers Act (IEEPA), on those products imported from Mexico and Canada that do not meet USMCA preferential rules of origin and on a wide range of imported goods from various other jurisdictions. These tariffs were rescinded on February 24, 2026, following a U.S. Supreme Court decision invalidating the use of the IEEPA to authorize these tariffs. On that same date, the U.S. government implemented a new, temporary 10% global tariff on all countries pursuant to Section 122 of the Trade Act of 1974.

In March 2026, the U.S. government announced investigations under Section 301(b) of the Trade Act of 1974 into alleged unfair trade practices and excess production by Mexico and 15 other jurisdictions. If the investigation finds that the jurisdiction engaged in unfair trade practices, the United States Trade Representative has the authority to impose tariffs, among other measures.

This surge in U.S. trade measures and its associated unpredictability is affecting market prices and dynamics, supply chains and cost structures and, together with other potential trade measures, could result in a prolonged or escalated trade conflict.

Moreover, the first USMCA joint review is scheduled for July 1, 2026, allowing the three member countries to assess the agreement and propose revised terms. Unless the parties agree to an extension, the USMCA would expire in 2036. The parties have already engaged in preliminary consultations to identify priorities, resolve trade differences, and submit joint strategies before the formal joint review begins. Amendments to, or the termination of, current trade agreements between Mexico and the United States could materially and adversely

TERNIUM S.A.
Management Report

affect Ternium’s shipments, results of operations and financial condition.

The introduction of U.S. tariffs on Mexican exports has reduced competitiveness of Mexican products in the U.S. market, adversely affecting several of Ternium’s customers and, consequently, Ternium’s steel shipments in the country. In addition, uncertainty surrounding trade rules and the status and results of the USMCA 2026 review process has discouraged foreign investment in Mexico. In this context, Mexico’s apparent steel demand decreased by approximately 10% year-over-year in 2025.

Should the United States and Mexico fail to reach a new trade agreement on reasonable terms, economic activity in Mexico could be further weakened, negatively impacting Ternium’s business and financial condition.

Argentina

A significant portion of Ternium’s sales are made in Argentina mainly through its subsidiary, Ternium Argentina. Ternium Argentina’s business could be materially affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political conditions in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Over the past years, the Argentine economy and capital investment have been affected by political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades.

In 2023, the Argentine economy was severely affected by foreign exchange restrictions, high inflation rates and heightened political and economic uncertainty. In December 2023, a new administration led by President Milei announced a series of emergency measures to address the critical economic situation, which negatively impacted the Argentine economy during 2024, resulting in a 20% year-over-year decrease in Ternium’s steel shipments in the Southern Region for 2024. In 2025, shipments in the region recovered by 21% year-over-year.

Critical reforms, including tax reforms, are required to modernize the regulatory framework and strengthen competitiveness. Although the current administration obtained a higher representation in Congress following the 2025 mid-term elections, it remains uncertain whether such reforms will be passed and, if passed, whether they will contribute to improving competitiveness. While deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties, particularly in connection with their actual implementation and potential policy changes, pose substantial risks for companies operating in the country.

Argentina confronts a demanding debt maturity schedule alongside limited international reserves at the Central Bank. While the country has benefited from external support, including the International Monetary Fund’s Extended Fund Facility and swap arrangements with the United States and China, adverse political or economic developments could impair the country’s capacity to refinance its debt, which could significantly worsen Argentina’s economic conditions.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic, political and social conditions in Argentina, or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

Argentina has a history of high and volatile inflation rates, which in the past, have undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 211% in 2023, 118% in 2024 and 32% in 2025. A high inflation economy has undermined and could continue to undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes difficult to predict the extent to which future economic conditions may impact the activity levels and results of operations of Ternium Argentina.

Taxes on Argentine companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

In the past, the sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates resulted in a material reduction of the real value that Ternium Argentina could deduct as cost of sales or cost of financial investments for tax purposes,

TERNIUM S.A.
Management Report

thus creating artificial gains that were subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year and, in the past, inflation adjustment has been further limited. If inflation rates remain high and limitations to inflation adjustment are reinstated, Ternium Argentina could be subject to increased tax burden. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In 2023, a federal tax agency resolution limited several taxpayers’ ability to request tax credit refunds. Consequently, Ternium Argentina started to systematically accumulate value added and income tax credits, which reached $154 million, as of December 31, 2024. Although such resolution was repealed early in 2025, and Ternium Argentina has been able to gradually reduce such tax credits, we cannot ensure that the federal tax agency will not adopt similar resolutions or measures in the future having the effect of collecting taxes in excess of applicable tax rates, thus increasing Ternium Argentina’s tax burden. As of December 31, 2025, accumulated value added and income tax credits amounted to $26 million.

Other federal, provincial and municipal taxes on Ternium Argentina’s operations have been imposed or increased over the last years, including the introduction of a tax on dividend distributions, which is still effective, and the introduction of a tax on the purchase of foreign currency for the payment of imports of certain raw materials and intermediate goods, which was subsequently lifted in December 2024. Moreover, the Municipality of Ramallo, where Ternium Argentina’s San Nicolás unit is located, has repeatedly increased the safety and hygiene supervision levy to levels that Ternium believes were disproportionate to the services actually provided.

Ternium cannot predict whether future legislation, or any new tax regime or reform could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.
Exchange controls in Argentina could negatively impact Ternium Argentina’s operations, preventing Ternium from importing raw materials, paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, Argentina has taken measures to reduce the volatility of the ARS/$ exchange rate and has implemented formal and informal restrictions on capital inflows and outflows. Between September 2019 and December 2023, the government imposed significant restrictions on foreign exchange transactions. The Milei administration has lifted many of the restrictions and further deregulation is expected. However, as of the date of this annual report the scope and timing of pending changes towards a more flexible foreign exchange regime remain unknown. For more information on our foreign exchange restrictions in Argentina, see note 30(i) “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Foreign exchange controls currently restrict companies from purchasing and transferring foreign currency abroad for saving purposes, limiting Ternium Argentina’s ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2025, Ternium Argentina’s cash and cash equivalents and other investments amounted to $803 million, a large portion of which consisted of U.S. dollar-denominated sovereign bonds issued by the Argentine government and payable in U.S. dollars. In the past, Argentine sovereign bonds showed a significant level of volatility.

In the past, Argentine authorities limited the import of goods and services by controlling the access to the foreign exchange market, negatively affecting the operations of Ternium Argentina, its customers and suppliers. Although such restrictions have been lifted by the current administration, Ternium cannot assure that imports of goods or services are not limited or conditioned again in the future, which would adversely affect Ternium’s sales and net results.

Access to the official exchange market is permitted for payment of dividends out of results for fiscal years as of 2025. However, access to the official exchange market for dividend payments out of results for fiscal years preceding 2025 continues to require prior Argentine Central Bank approval, which is seldom, if ever, granted.

If the current administration does not further relax currency controls or if currency control systems are tightened or reinstated, local demand for steel products and/or Ternium Argentina’s operations or sales could be

TERNIUM S.A.
Management Report

adversely affected, Ternium Argentina could be exposed to the risk of losses arising from fluctuations in the ARS/$ exchange rate, and Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore could be impaired.

Brazil

Ternium has significant manufacturing operations and assets located in Brazil and holds a majority stake in the control group of Usiminas, one of Brazil’s leading steel producers. Ternium also owns Ternium Brasil, a company that has a slab making facility in Rio de Janeiro and exports most of its production, primarily to other Ternium subsidiaries. Ternium’s results and net worth could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, as well as security concerns in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainty, recession and political instability, may occur in the future, thereby adversely affecting Ternium’s business results and financial condition.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government, including changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such policies may adversely affect our results of operations, net worth and financial condition.

The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. For example, Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. In addition, operational risks in Brazil include challenges related to infrastructure, supply chain disruptions, and labor disputes. Companies also face risks related to strikes and labor disputes, which can disrupt operations and lead to financial losses.

The Brazilian judicial system is known for its procedural delays and the unpredictability of outcomes. Companies often face lengthy judicial, arbitral, and administrative proceedings, which can be further complicated by the possibility of appeals and the need for judicial guarantees; and the enforcement of judicial decisions may be challenging.

Uncertainty over whether the Brazilian government will change policies or regulations affecting economic, political or social factors may contribute to economic instability in Brazil. We cannot predict whether political instability will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of our businesses in Brazil.

Taxes on Brazilian companies have been increasing over time; a further increase of the tax burden could adversely affect Ternium’s results of operations, net results and financial condition.

Brazilian companies operate within a complex and evolving tax environment characterized by frequent regulatory changes and high compliance costs. Over recent years, the overall tax burden on corporations in Brazil has steadily increased, driven by adjustments in federal, state, and municipal tax regimes.

Changes in tax laws and regulations at federal, state and municipal level, such as the ongoing tax reform debates and recent legislation imposing a tax on dividends, can result in increased tax liabilities and compliance costs, creating uncertainties for businesses.

In recent years, the government of the Rio de Janeiro state, where Ternium Brasil’s plant is located, has implemented measures that have effectively increased the tax burden on businesses, particularly through adjustments in the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), service taxes, and sector-specific levies. These changes reflect the state’s efforts to address fiscal imbalances and generate additional revenue. A further increase in taxation at the state level could materially and adversely affect Ternium’s results of operations and net results.

In addition, tax disputes can result in substantial financial liabilities and require extensive legal resources to resolve. We cannot predict whether the new tax regime would result in a net tax burden increase for our operations in

TERNIUM S.A.
Management Report

Brazil. Any increase in the applicable tax burden or tariffs would affect our consolidated cash flow and profitability. Also, tax disputes are a common source of legal uncertainty for Brazilian companies. The interpretation of tax laws by authorities can vary, leading to disputes over tax liabilities. In the past, Ternium’s Brazilian subsidiaries faced several tax-related legal challenges, including disputes over the collection of federal, state and municipal taxes, transfer pricing, and the deductibility of certain expenses.

Ternium cannot predict whether future legislation, or any new tax regime or reform could result in a further increase of the tax burden on its operations in Brazil, which would adversely affect Ternium’s results of operations, net results and financial condition.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, which could adversely affect its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Our results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect the business and the ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty our future results of operations.

Certain Regulatory Risks and Litigation Risks

Ternium faces a significant loss contingency in Brazil in connection with its acquisition of a participation in the control group of Usiminas.

Ternium is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Ternium Investments, Ternium Argentina, and Tenaris’s subsidiary, Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition or BRL28.8 and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to
182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

The first court dismissed CSN’s lawsuit in September 23, 2013, the court of appeals affirmed the first court’s decision in February 2017 and the Superior Court of Justice (SCJ) rejected CSN’s appeal in March 2023, but, in June 2024, the SCJ reversed by majority its 2023 decision, ordering Ternium Investments, Ternium Argentina and Confab to pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, allowing CSN to keep its Usiminas shares. In August 2024, the T/T Group filed a motion for clarification against the SCJ decision, which was partially denied and partially granted in December 2024. The SCJ amended the monetary adjustment mechanism and capped attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in the claim. During 2025, Ternium filed a number of appeals, including appeals to the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter. For further information see note 25(i)(a) “Provision for ongoing litigation related to the acquisition of a participation in Usiminas”, to our consolidated financial statements included in this annual report.

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales and revenues and the overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for international operations and sales throughout the world. Our steel processing activities require steel products, including significant quantities of steel slabs, from different foreign steel suppliers for our operations in Mexico, Colombia, Argentina and Brazil. These countries may impose or increase duties on steel products imports, thereby increasing Ternium’s production costs.

On the other hand, trade liberalization, including through free trade agreements and government policy, can reduce certain input costs and increase access to foreign markets. However, greater trade liberalization in the domestic markets in which we participate increases competition. For example, during 2024, the Argentine government took several measures to streamline the import of goods, which resulted in an increase of unfairly traded imports of manufactured products affecting Ternium’s customers in the steel value chain.

International markets have faced heightened uncertainty in 2025 amid significant shifts in the global trade

TERNIUM S.A.
Management Report

framework, especially those originating in the United States. This situation has particularly affected the Mexican market, where industrial supply chains are deeply integrated with those of the United States. U.S. trade measures have weakened steel demand in Mexico in 2025 and may continue to do so. Newly imposed or threatened import restrictions in other jurisdictions may prompt trade diversion into other steel markets in Latin America. Such diversion could put downward pressure on local prices and volumes in key markets for us, including Brazil and Argentina, and diminish business opportunities for local industrial manufacturers, thus weakening economic activity and reducing demand for Ternium’s products.

In addition to tariff policies, trade‑related measures can increase our operating risk. For example, in April 2025 the U.S. government, following a Section 301 investigation into China’s maritime sector, imposed fees on maritime transportation services on Chinese-owned, operated, flagged and built vessels. Although this action was suspended, effective November 10, 2025, for one year, if reinstated or expanded it could eventually elevate freight and insurance costs, lengthen delivery lead times, or alter routing options thereby affecting Ternium’s cost structure in the medium to long term.

In recent years, steel exports from China have surged as a consequence of weaker domestic demand. At the same time, the number of antidumping, countervailing, safeguard measures and other trade restrictive actions against Chinese steel exporters has risen substantially, prompting Chinese steel exporters to seek alternative markets for their products. For example, flat steel imports in Brazil surged approximately 40% in 2023, 10% in 2024 and 30% in 2025, mainly due to the import of low-priced Chinese steel products. In response, the Brazilian government has recently imposed antidumping tariffs on certain Chinese steel imports. For more information on Brazilian tariffs, see section “Operating and Financial Review and Prospects” included in this annual report. Continued increases in steel imports under unfair trade conditions could erode our sales in domestic markets. Any resulting market share losses may not be fully offset by increased exports to other markets, which could adversely affect our results of operations.

Countries or regional blocs may impose restrictive import duties and other restrictions on imports under trade laws, such as national security, environmental and intellectual property regulations. For example, Ternium has been affected by U.S. tariffs on steel imports under Section 232 of the Trade Expansion Act of 1962, which have altered trade flows and relative pricing in North America. For more information on U.S. tariffs, see “Risks Relating to the Countries in Which Ternium Operates – Mexico -
“Changes in existing trade arrangements between Mexico and the United States and controversies or disputes between USMCA member countries could adversely impact Ternium’s results of operations and net results”.

In addition, Mexico has raised tariffs on imports from countries with which it does not have free trade agreements. If any of the products imported by Ternium Mexico, such as steel slabs, were to fall within the scope of these raised tariffs, our cost of goods sold could rise, supply optionality could narrow and our sales and operating results would be negatively affected. Other governments may also adopt, renew, expand or reinterpret tariffs, quotas, import licensing, minimum price regimes, standards-based barriers, carbon-related border adjustments or sanctions that restrict trade in steel or steelmaking inputs, impact logistics and customs clearance or introduce delays and compliance burdens.

The timing, scope and nature of trade-related restrictions potentially affecting our sales and those of our customers are unpredictable. Tariffs and trade restrictions on exports could adversely impact our or our customers’ ability to sell products and, as a result, the overall business and our profit margins and financial condition could suffer. Antidumping and countervailing duties, as well as safeguard measures can prevent or severely limit exports to relevant markets, require the posting of cash deposits, result in retroactive duty assessments, and create prolonged uncertainty given periodic administrative reviews and scope determinations. Several export destinations that are relevant to Ternium, such as the United States, have imposed safeguard duties and other protective measures on a wide range of steel products. Domestic producers have filed petitions seeking antidumping and/or countervailing duties against steel imports. Some of these actions have led, or may lead, to restrictions on our steel products sales in certain steel markets and result in lower profit margins. For example, in 2025 the U.S. Department of Commerce issued final affirmative antidumping and countervailing duty determinations concerning imports from ten countries, including Brazil and Mexico, resulting in the imposition of duties on certain corrosion-resistant steel products. Additional investigations, duty orders or extensions and changes to existing measures are largely unpredictable and could further limit our access to or growth in certain markets, increasing costs and reducing our sales volumes and profitability.

The cost of complying with environmental regulations, potential product and environmental liabilities in a context of increasing environmental awareness, as well as governmental measures driven by social pressure to address environmental concerns, may affect Ternium’s steel production or processing operations, or may

TERNIUM S.A.
Management Report

increase Ternium’s operating costs, negatively impacting Ternium’s business, financial condition, results of operations and prospects.

Steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the steel and mining industries. Over the past several years, environmental requirements have become more complex and stringent, leading to higher compliance costs. Future changes in applicable standards, permit conditions or enforcement practices, as well as the adoption of new policies or technologies, could require additional investments or operating adjustments, increase costs, or constrain production.

We are required to obtain and maintain certain permits, licenses and authorizations from local, provincial or federal authorities for purposes of conducting operations. Failure or delay to obtain or renew such permits, licenses or authorizations, or to comply with their terms, may result in delays, fines, penalties, closure orders or requirements to halt or curtail our operations, negatively affecting our results.

Environmental laws and regulations in some jurisdictions impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed adversely affecting our business, financial condition, results of operations and prospects.

Our sites and operations may also be subject to claims under federal and local laws and regulations on liability arising from damages to natural resources, release of toxic substances or other environmental damages, as well as claims for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages may arise from current conditions or from historical activities at active or inactive sites that Ternium currently owns, leases or operates or at leased-land sites and third-party waste disposal sites. We may also face claims alleging exposure to hazardous substances allegedly used, released, or disposed by Ternium. Environmental damages caused by steel and mining operations may result in costs and liabilities that could materially and adversely affect Ternium’s margins, cash flow and profitability. Third-party claims for environmental or physical damages may not be fully covered by the insurance policies that Ternium may have in place or such insurance coverage may be subject to exclusions (including for gross negligence or willful misconduct), or may be contested by insurers, canceled or otherwise unavailable.

In addition, increasing public awareness on environmental matters put pressure on governmental authorities to adopt measures or take initiatives that show concern for such matters, including by inspecting, monitoring or sanctioning local industries. We face risks from administrative proceedings and litigation alleging noncompliance with applicable laws, regulations or permits, which may be shaped by political or social pressures and driven by public policy agendas focused on environmental concerns. The use of state power and the legal system to promote such agendas can result in significant financial liabilities and operational disruptions. Even if we comply with environmental regulations, we cannot assure that governmental authorities will not request Ternium to suspend or close its operations, which would disrupt production, adversely affecting Ternium’s business and results of operations. For example, the city and metropolitan area of Monterrey in Nuevo León, Mexico, evidence unsatisfactory air quality indexes most days of the year, mainly because of human factors and an arid surrounding soil enclosed by hills. From time to time, particularly when the quality of the air is below acceptable rates, public opinion focuses on this matter and Ternium’s local operations become subject to further scrutiny. In January 2024, in response to media’s intense coverage of air quality issues in Monterrey and public opinion focus on the matter, the local authority inspected our Guerrero steelmaking facility. Although authorities concluded that the plant was in compliance with air emissions standards, air pollution remains a subject of local concern. More recently, the Mexican Federal Environmental Protection Office (Profepa) National Water Commission (Conagua) ordered a temporary closure of the wastewater discharge of Ternium Mexico’s plant in Puebla alleging incompliance with water discharge permits and made certain unfounded allegations against Ternium Mexico. While Ternium Mexico maintains programs and practices designed to promote compliance with all applicable environmental and regulatory requirements and this measure has not had a material adverse impact on Ternium Mexico’s operations, this situation evidences the risk of disruption to our operations arising from increased governmental intervention and the adoption of sanctioning measures influenced by social and political pressures.

TERNIUM S.A.
Management Report

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our operations or reputation, trigger investigations or litigation resulting in an obligation to pay damages or incur remediation costs, or that governmental authorities or a court order requests Ternium to suspend or close its operations.

Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in such products may give rise to claims for losses suffered by customers and expose Ternium to financial losses from claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct. In other cases, our insurance may not be adequate or available to cover a claim, its coverage may be limited, canceled or otherwise terminated, and the amount of insurance may be less than the loss incurred or the resulting impact on our enterprise value.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy, together with increasing stakeholder expectations for reduced carbon emissions, could result in unexpected capital expenditures and costs, negatively affect Ternium’s competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

Regulatory, investor, customer, and social scrutiny of greenhouse gas (GHG) emissions and climate-related impacts has increased in many jurisdictions. Governments and regulators in multiple jurisdictions have adopted, or are considering adopting, laws, regulations and policies aimed at reducing emissions, promoting the transition to a lower-carbon economy and expanding climate and sustainability-related disclosures. Government initiatives include carbon taxes or carbon-pricing systems (including the CBAM), “cap-and-trade” systems (like the E.U. Emissions Trading System) and measures promoting renewable energy sources, or electric vehicles. These regulations are complex, evolving and, in some cases, inconsistent or conflicting across jurisdictions, increasing compliance burdens, costs, and legal risks. Climate-related regulatory uncertainty, including changes to disclosure regimes and emissions-related requirements, may further increase compliance complexity and costs. In addition, governments may adopt more stringent or abrupt policy, legal, technological, or market measures to meet climate objectives.

The Corporate Sustainability Reporting Directive (CSRD) was adopted by the European Parliament and subsequently approved by the Council of the EU in November 2022. The CSRD introduced detailed sustainability reporting requirements for large listed companies, requiring them to regularly disclose information on their environmental, social, and governance impact. However, certain EU member states, including the Grand Duchy of Luxembourg, did not transpose the CSRD into national law by the required deadline. On February 26, 2025, the European Commission put forward the Omnibus I and Omnibus II simplification packages, aimed at reducing administrative burdens, cutting red tape, and boosting EU competitiveness in the sustainability regulatory framework. Omnibus I proposed substantive amendments to the CSRD and to the Corporate Sustainability Due Diligence Directive, significantly narrowing their scope and simplifying reporting obligations. Omnibus II complemented these efforts by targeting simplifications to the CBAM and the InvestEU Regulation. On February 24, 2026, the Council of the EU gave its final approval to the Omnibus I package, formally signing off on the simplification of sustainability reporting and due diligence requirements. EU Member States are required to transpose the CSRD-related amendments into national law by March 19, 2027.

Ternium’s industrial system includes two main technological routes to produce steel: the blast furnace/basic oxygen furnace route (BF/BOF) and the direct reduction/electric arc furnace route (DRI/EAF). The BF/BOF route has a significantly higher carbon emission intensity than the DRI/EAF route. Although several initiatives and pilot projects seek to significantly reduce the BF/BOF route carbon emission intensity, no technology has yet achieved sufficient readiness level, nor is there any technology available at scale or economically feasible. There is no assurance that such technologies will be available on the timelines, costs, or performance levels necessary to meet evolving policy requirements or market expectations.

Ternium is developing several projects aimed at reducing carbon emission intensity. These projects could experience delays or higher-than-anticipated costs or may not yield the expected results. In addition, the adoption of any new technology could require significant investments and could potentially lead to a reduction in the useful life of current equipment and the recognition of losses from accelerated depreciation. These issues affect most steel

TERNIUM S.A.
Management Report

companies, as the BF/BOF route currently represents more than 70% of global steelmaking production capacity.

Ternium’s steel production costs could be affected by initiatives from government or international organizations to reduce GHG emissions, including carbon taxes or carbon-pricing systems, “cap-and-trade” systems or other measures to avoid carbon leakage or promote the use of renewable energy sources.

In 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. For the time being, the regulation for setting such system or determine allowances has not been fully implemented.

In addition, several Mexican state governments where Ternium operates have either established or are in the process of introducing carbon taxes on top of those imposed under the federal tax regime and the Emissions Trading System. For instance, in October 2024, Monclova proposed a tax on GHG emissions generated within the state, and in April 2025, Puebla introduced a similar initiative. Later, in November 2025, Nuevo León advanced a proposal to broaden the scope of local carbon taxation. As of the date of this annual report, the potential impact of these or other future legislative changes may have on Ternium’s operations and profitability cannot be determined.

In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, excluding natural gas, with exemptions for metallurgical coal and petrochemical coke when used as inputs in an industrial process, other than for energy generation. Effective March 2018, the tax on fossil fuels is scheduled to increase 10% annually until 2028, when it is expected to reach an average of approximately $10 per ton of carbon dioxide equivalent emitted.

Although existing carbon pricing mechanisms do not currently materially limit or penalize our GHG emissions, new carbon pricing mechanisms could increase our production costs.

The Brazilian Congress approved an initiative to introduce an emission trading scheme for industry processes and power generation facilities. If implemented in a manner applicable to Ternium Brasil’s and Usiminas’ operations, this scheme could result in additional costs and adversely affect our profitability and net results.

If progress in significantly reducing emissions in the coming years is deemed insufficient, or if emerging technologies to reduce carbon emission intensity of the BF/BOF do not become commercially available or economically viable, the likelihood of abrupt policy interventions may increase as governments may attempt to meet their environmental goals by adopting policy, legal, technology, and market changes in the potential transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which we operate could result in higher production and compliance costs, unexpected capital expenditures, constraints on certain processes or products, and adverse effects on our competitiveness, market share, and results of operations. Furthermore, shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures and environmental standards could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support, and restrict or reduce access to financial resources.

Risks Relating To Ternium S.A.’s ADS

The market price for Ternium S.A.’s ADS could be highly volatile.

Volatility in the price of Ternium S.A.’s ADS may be caused by factors within or outside of its control and may be unrelated or disproportionate to Ternium’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of Ternium S.A.’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of Ternium S.A.’s ADS, regardless of their actual effect on operating performance. The trading price of Ternium S.A.’s ADSs could also suffer as a result of developments in emerging markets. Although Ternium S.A. is organized as a Luxembourg corporation, it has substantial assets with operations in Mexico, Brazil, Argentina and Colombia. Financial and securities markets for companies with a substantial portion of their assets and exposure in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets and exposure in other emerging markets, including Mexico, Brazil, Argentina and

TERNIUM S.A.
Management Report

Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about Ternium S.A. as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about Ternium S.A. than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as Ternium S.A., differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which Ternium S.A. prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP..

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if Ternium S.A. makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as Ternium S.A.’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of Ternium S.A. (including any recommendation by it to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by Ternium S.A. to vote such underlying shares represented by ADSs in favor of any of proposals or recommendations of Ternium S.A. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which Ternium S.A. informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of Ternium S.A. are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under Ternium S.A.’s articles of association, the board of directors has been authorized for a five-year period to waive, limit or suppress such preemptive subscription rights. The validity period of such authorization will expire in May 2030. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of Ternium S.A. are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of Ternium S.A. on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of Ternium S.A.; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of Ternium S.A. for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of Ternium S.A., to its directors, officers, agents, employees, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to

TERNIUM S.A.
Management Report

those rights or an exemption from registration requirements of the Securities Act is available. Ternium S.A. intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. Ternium S.A. may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against Ternium S.A. outside Luxembourg.

Ternium S.A. is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of its directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon Ternium S.A. or its directors or officers. Investors may also not be able to enforce against Ternium S.A. or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against Ternium S.A., its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ million	2025	2024

Net result	303	174
Adjusted to exclude:
Depreciation and amortization	788	743
Income tax results	345	554
Net financial result	25	194
Equity in earnings of non-consolidated companies	(86)	(69)
Provision charge for ongoing litigation related to the acquisition of a participation in Usiminas	117	410
Impairment of Las Encinas’ mining assets	19	32
Reversal of contingencies (Usiminas and others)	—	(34)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	29	33
Adjusted EBITDA	1,541	2,038

Divided by: net sales	15,609	17,649
Adjusted EBITDA margin (%)	9.9%	11.5%

Free cash flow

$ million	2025	2024

Net cash provided by operating activities	2,314	1,906
Less: capital expenditures	(2,501)	(1,865)
Free cash flow	(187)	41

Net cash

	For the year ended December 31,
$ billion	2025	2024

Cash and cash equivalents	1.5	1.7
Plus: other investments (current and non-current)	1.6	2.2
Less: borrowings (current and non-current)	(2.4)	(2.2)
Net cash	0.7	1.7

Note: Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.8 billion as of December 31, 2025 and $1.3 billion as of December 31, 2024, respectively.

TERNIUM S.A.

Consolidated Financial Statements
as of December 31, 2025 and 2024 and
for the years ended on December 31, 2025, 2024 and 2023

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023

Audit report

To the Shareholders of
TERNIUM S.A.

Report on the audit of the consolidated financial statements

Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of TERNIUM S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union.

What we have audited

The Group's consolidated financial statements comprise:

- the consolidated income statement for the year then ended;
- the consolidated statement of comprehensive income for the year then ended;
- the consolidated statement of financial position as at 31 December 2025;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, including material accounting policy information and other explanatory information.

PricewaterhouseCoopers Assurance, Société coopérative,
2 rue Gerhard Mercator, L-2182 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)
R.C.S. Luxembourg B294273 - TVA LU36559370

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

46

Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

47

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities and business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

48

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The consolidated management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

Luxembourg, 20 March 2026

PricewaterhouseCoopers Assurance, Société coopérative
Represented by

Signed by:
Magalie Cormier
51E2564BE2CA43F...

Magalie Cormier

49

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2025	2024	2023

Net sales	5	15,609,094	17,649,060	17,610,092
Cost of sales	6	(13,255,990)	(14,760,224)	(14,050,737)

Gross profit		2,353,104	2,888,836	3,559,355

Selling, general and administrative expenses	7	(1,601,466)	(1,650,759)	(1,471,678)
Other operating (expense) income, net	9	(46,216)	25,234	110,337

Operating income		705,422	1,263,311	2,198,014

Finance expense	10	(214,392)	(196,175)	(125,376)
Finance income	10	237,532	297,820	255,009
Other financial (expenses) income, net	10	(48,564)	(295,859)	(6,179)
Equity in earnings of non-consolidated companies	14	85,641	69,108	105,305
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	(117,400)	(410,200)	—
Effect related to the increase of the participation in Usiminas	3	—	—	(171,045)
Recycling of other comprehensive income related to Usiminas	3	—	—	(934,946)

Profit before income tax expense		648,239	728,005	1,320,782

Income tax expense	11	(345,144)	(554,224)	(334,408)

Profit for the year		303,095	173,781	986,374

Attributable to:
Owners of the parent		425,232	(53,672)	676,043
Non-controlling interest		(122,137)	227,453	310,331

Profit for the year		303,095	173,781	986,374

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.22	(0.03)	0.34

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2025	2024	2023

Profit for the year	303,095	173,781	986,374

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	360,101	(732,673)	(9,108)
Currency translation adjustment from participation in non-consolidated companies (1)	42,285	(91,110)	980,884
Changes in the fair value of financial instruments at fair value through other comprehensive income	(77,433)	602,889	(554,737)
Income tax related to financial instruments at fair value	10,480	28,968	(46,859)
Changes in the fair value of derivatives classified as cash flow hedges (2)	112,027	(76,039)	22,721
Income tax relating to cash flow hedges	(33,640)	22,847	(6,824)
Other	(519)	(875)	(300)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(45,877)	775	(52,127)
Income tax relating to remeasurement of post employment benefit obligations	13,581	6,052	4,829
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(19)	284	6,013

Other comprehensive income (loss) for the year, net of tax	380,986	(238,882)	344,492

Total comprehensive income (loss) for the year	684,081	(65,101)	1,330,866

Attributable to:
Owners of the parent	506,145	158,145	1,141,928
Non-controlling interest	177,936	(223,246)	188,938

Total comprehensive (loss) income for the year	684,081	(65,101)	1,330,866
(1) See note 3 (c).
(2) See note 22.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2025		December 31, 2024

ASSETS

Non-current assets
Property, plant and equipment, net	12	10,406,110		8,381,155
Intangible assets, net	13	1,002,361		1,022,111
Investments in non-consolidated companies	14	562,695		468,516
Other investments	18	215		22,979
Deferred tax assets	20	1,039,179		1,194,398
Receivables, net	15	803,902		961,298
Trade receivables, net	16	4,261	13,818,723	—	12,050,457

Current assets
Receivables, net	15	822,544		772,726
Current income tax assets	15	162,475		129,713
Derivative financial instruments	22	42,581		4,483
Inventories, net	17	4,093,659		4,750,511
Trade receivables, net	16	1,535,716		1,562,058
Other investments	18	1,600,002		2,160,051
Cash and cash equivalents	18	1,531,204	9,788,181	1,691,263	11,070,805

Assets classified as held for sale			8,187		7,285

			9,796,368		11,078,090

Total Assets			23,615,091		23,128,547

EQUITY
Capital and reserves attributable to the owners of the parent			11,944,300		11,968,186

Non-controlling interest			4,203,446		4,163,383

Total Equity			16,147,746		16,131,569

LIABILITIES

Non-current liabilities
Provisions	19	585,854		552,600
Deferred tax liabilities	20	24,278		88,707
Non current tax liabilities	11	13,152		21,436
Other liabilities	21	956,112		765,961
Trade payables		1,122		5,402
Lease liabilities	23	138,031		163,666
Borrowings	24	1,814,587	3,533,136	1,560,047	3,157,819

Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	527,600		410,200
Current income tax liabilities		39,343		106,883
Other liabilities	21	639,786		629,678
Trade payables		2,073,496		1,925,526
Derivative financial instruments	22	1,081		50,342
Lease liabilities	23	48,503		46,458
Borrowings	24	604,400	3,934,209	670,072	3,839,159

Total Liabilities			7,467,345		6,996,978

Total Equity and Liabilities			23,615,091		23,128,547
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

Profit for the year							425,232	425,232	(122,137)	303,095
Other comprehensive income (loss) for the period
Currency translation adjustment						82,861		82,861	319,525	402,386
Remeasurement of post employment benefit obligations				(29,655)				(29,655)	(2,660)	(32,315)
Cash flow hedges and others, net of tax				69,557				69,557	8,830	78,387
Others (4)				(41,850)				(41,850)	(25,622)	(67,472)

Total comprehensive income (loss) for the year	—	—	—	(1,948)	—	82,861	425,232	506,145	177,936	684,081

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in cash to non-controlling interest								—	(15,304)	(15,304)
Dividends paid in kind to non-controlling interest								—	(112,278)	(112,278)
Repayment of additional paid in capital (6)								—	(10,291)	(10,291)

Balance as of December 31, 2025	2,004,743	(150,000)	(23,295)	1,340,804	(2,324,866)	(2,046,690)	13,143,604	11,944,300	4,203,446	16,147,746
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2025, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(5) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 14 and on November 12, 2025, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(6) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $ 63 million in the upcoming three years, starting in June 2025.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the year							(53,672)	(53,672)	227,453	173,781
Other comprehensive income (loss) for the period
Currency translation adjustment						(165,724)		(165,724)	(658,059)	(823,783)
Remeasurement of post employment benefit obligations				(12,933)				(12,933)	20,044	7,111
Cash flow hedges and others, net of tax				(47,051)				(47,051)	(6,141)	(53,192)
Others (4)				437,525				437,525	193,457	630,982

Total comprehensive income (loss) for the year	—	—	—	377,541	—	(165,724)	(53,672)	158,145	(223,246)	(65,101)

Dividends paid in cash (5)							(608,554)	(608,554)	—	(608,554)
Dividends paid in cash to non-controlling interest								—	(6,635)	(6,635)

Balance as of December 31, 2024	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $ 0.31 per share ($ 3.10 per ADS). Related to the dividends distributed on May 8 and on November 21, 2024, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.9 million were included in equity as deduction of dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in cash and kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)								—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $200.5 million, undistributable reserves under Luxembourg law for $1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2025	2024	2023

Cash flows from operating activities
Profit for the year		303,095	173,781	986,374
Adjustments for:
Depreciation and amortization	12 & 13	788,308	743,277	657,692
Impairment charge	4 (e)(2), 4 (f), 9 & 12	18,757	32,435	42,316
Income tax accruals less payments	27 (b)	100,423	497,697	(160,940)
Equity in earnings of non-consolidated companies	14	(85,641)	(69,108)	(105,305)
Interest accruals less payments/receipts, net	27 (b)	(14,550)	(16,331)	(45,139)
Changes in provisions	19	(463)	(60,469)	(64,447)
Changes in working capital (1)	27 (b)	1,035,432	(15,880)	321,081
Net foreign exchange results and others		50,864	210,555	(236,499)
Non-cash effects related to the provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	117,400	410,200	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	—	1,105,991

Net cash provided by operating activities		2,313,625	1,906,157	2,501,124

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(2,500,854)	(1,865,419)	(1,460,677)
Decrease (Increase) in other investments	18	490,380	462,128	(717,534)
Proceeds from the sale of property, plant and equipment		4,146	2,388	2,477
Dividends received from non-consolidated companies		32,086	25,582	43,075
Repayment of additional paid in capital (3)		(10,291)	—	—
Acquisition of business
Purchase consideration	3	—	—	(118,686)
Cash acquired	3	—	—	781,072

Net cash used in investing activities		(1,984,533)	(1,375,321)	(1,470,273)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(530,031)	(608,554)	(569,292)
Dividends paid in cash to non-controlling interest		(8,696)	(54,335)	—
Lease payments	23	(64,544)	(61,194)	(58,900)
Proceeds from borrowings		1,114,525	1,558,501	354,946
Repayments of borrowings		(1,011,831)	(1,322,803)	(493,111)

Net cash used in financing activities		(500,577)	(488,385)	(766,357)

(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Movement in cash and cash equivalents
At January 1,		1,691,263	1,846,013	1,653,355
Effect of exchange rate changes		11,426	(197,201)	(71,836)
(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Cash and cash equivalents at December 31, (4)		1,531,204	1,691,263	1,846,013

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,278)	—	(233,538)
Acquisition of PP&E under lease contract agreements		33,951	13,850	16,061
Adjustments related to post-retirement benefits and contingencies		—	—	171,987
(1) The working capital is calculated net of non-cash movements of $ 210.3 million as of December 31, 2025 ($ (389.8) million and $ 129.3 million as of December 31, 2024 and 2023, respectively) due to the variations in the exchange rates used by subsidiaries.
(2) It includes capital expenditures of $ 2,659,101 and a decrease in advances to suppliers for property, plant and equipment of $ (158,247) for the year ended December 31, 2025 ($ 1,821,111 and an increase of $ 44,308, respectively, for the year ended December 31, 2024).
(3) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $ 63 million in the upcoming three years, starting in June 2025.
(4) It includes restricted cash of $ 2,838, $ 2,746 and $ 3,129 as of December 31, 2025, 2024 and 2023, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,600,061, $ 2,182,874 and $ 2,186,420 as of December 31, 2025, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2025 and 2024, this special tax reserve amounted to $ 3.5 billion and $ 4.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2026), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2025 and 2024, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 17, 2026. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding, financial services and agency trading activities	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.57%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.58%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.25%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.25%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.25%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.25%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.25%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.25%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.62%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.49%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Usinas Siderúrgicas de Minas Gerais S.A. (15)	Brazil	Manufacturing and selling of steel products	23.30%	23.30%	23.30%
Mineração Usiminas S.A. (16)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	16.31%	16.31%
Soluções Em Aço Usiminas S.A. (17)	Brazil	Manufacturing and selling of steel products	16.05%	16.05%	16.05%
Usiminas Mecânica S.A. (18)	Brazil	Engineering and other services	23.30%	23.30%	23.30%
Usiminas International S.À R.L. (19)	Luxembourg	Holding	23.30%	23.30%	23.30%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023

Usiminas Participações E Logística S.A. (20)	Brazil	Logistics and distribution of steel-derived products	17.48%	17.48%	17.48%
Metalcentro Ltda. (21)	Brazil	Other services	23.30%	23.30%	23.30%
Vientos de Olavarría S.A. (22)	Argentina	Renewable energy projects.	—	62.57%	62.57%
Ternium del Cauca S.A.S. (23)	Colombia	Manufacturing and selling of steel products	—	100.00%	100.00%
Rios Unidos logistica e transporte de açõ Ltda. (24)	Brazil	Logistics and distribution of steel-derived products	—	—	23.30%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(16) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 36.20%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.57%.
(22) This company was merged into Ternium Argentina S.A effective as of January 1, 2025.
(23) This company was dissolved as of June 4, 2025.
(24) This company was merged into Usinas Siderúrgicas de Minas Gerais S.A. as of April 25, 2024.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.
For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.
Under Usiminas’ annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $ 4,698 million (2024: $ 4,803 million), net loss from continuing operations to $ (521) million (2024: net profit from continuing operations $ 1 million), net profit attributable to non-controlling interest to $ 30 million (2024: $ 28 million), total assets to $ 6,485 million (2024: $ 6,439 million), total liabilities to $ 2,178 million (2024: $ 2,130 million), shareholders’ equity to $ 4,307 million (2024: $ 4,309 million) and non-controlling interest to $ 525 million (2024: $ 452 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition as of July 3, 2023, are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared by Management with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million as of July 3, 2023 ($ 298.4 million as of December 31, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest. The liability as of December 31, 2025, includes $ 20.6 million related to the accelerated recognition of financial results related to the acquisition of the participation in Usiminas from NSC (see note 32 (a)).

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, as of the acquisition date.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	32,236
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,496
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	5,753
Other contingencies		86,613	51,665

Provisions for contingencies recognized by Usiminas before business combination		199,677	100,150

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	83,022
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	45,146
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	31,475
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	25,215
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,848
Other tax contingencies		206,335	131,555

Provisions for tax contingencies recognized as part of the business combination		432,488	327,261

Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	18,491
Other civil and other contingencies (1)		88,905	39,360
Provisions for civil and other contingencies recognized as part of the business combination		174,333	57,851

Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	14,552
Other labour contingencies (1)		22,532	9,629
Provisions for labour contingencies recognized as part of the business combination		49,655	24,181
(1) Composed of individually non-significative contingencies

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.     ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense, and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	5-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2025, 2024 and 2023.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land	1-29 years
Buildings and facilities	1-24 years
Machinery	1-12 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
- Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
- Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are generally amortized using the straight-line method over their useful lives, not exceeding a period of 3 years, with certain exceptions applied to specific projects for which the management approved an amortization in a period of 5 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2025, 2024 and 2023, is approximately 21%, 19% and 13% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $ 5.3 million as of December 31, 2025. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over these assets held by Las Encinas S.A. de C.V. for an amount of $ 32.4 million and $ 42.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial viability has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2025 and 2024, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2025, 2024 and 2023 totaled $ 21.8 million, $ 23.8 million and $ 19.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

As of December 31, 2025, Ternium has no customer relationships acquired in a business combination recognized in its consolidated financial statements.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.27%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., which is part of Mexico Mining CGU, the Company decided to recognize an impairment charge over certain fixed assets and mining assets of $ 18.8 million. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over mining assets held by Las Encinas S.A. de C.V. for an amount of $ 32.4 million and $ 42.3 million, respectively.

Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the decrease of the market value of the shares as of December 31, 2024, the Company decided to assess the recoverability of its investments in Usiminas, resulting in no impairment charges to be recognized. As of September 30, 2025, considering the global trade pressures and its impacts over the future evolution of Brazil’s economy and the share value, the Company decided to assess the recoverability of its investments in Usiminas Steel CGU, resulting in no impairment charges to be recognized. As of September 30, 2025, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.4%. As of December 31, 2025, no impairment triggers were detected and, consequently, no impairment test was prepared.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2025, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 10.2% and 10.6%, respectively.

During the years 2025, 2024 and 2023, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs. As of December 31, 2025, for the rest of the Company’s CGUs, no impairment triggers were detected, and, consequently, no impairment tests were prepared. As of December 31, 2024, impairment triggers were detected for the CGU Argentina, CGU Brazil and CGU Usiminas Steel and Mining and the Company decided to assess the recoverability of its investments in these CGUs, resulting in no impairment charges to be recognized.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2025 and 2024 totals $ 8.2 million and $ 7.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings

Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
–Non-cancelable period of lease contracts;
–Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
–Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
–Increasing the carrying amount to reflect interest on the lease liability;
–Reducing the carrying amount to reflect lease payments made; and
–Re-measuring the carrying amount to reflect any reassessment or lease modifications.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize temporary differences and losses.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations

The Company has defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income. For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

Brazil

Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long-term benefit plan as classified in IAS 19.

As of December 31, 2025 and 2024, the outstanding liability corresponding to the Program amounts to $ 84.7 million and $ 86.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2025 and 2024, is $ 93.3 million and $ 94.0 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(p) Provisions

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, provisions are recognized when Ternium has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliable estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income

Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.
Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.
Interest income is recognized on an effective yield basis.

(s) Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2025, 2024 and 2023, the capitalized borrowing costs were $ 2.4 million, nil and nil, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 41.1 million and $ (37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2025 was 10.2% and 10.6% for the Mexico Steel CGU and Mexico Mining CGU, respectively, and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these consolidated financial statements.

As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 1,113.5 million and $ 962.8 million as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(4)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

(6) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7) Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets considering historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins. Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(cc) General sustainability matters and climate change

Ternium subscribed to the United Nations Global Compact in October 2019 and has been reporting its contribution to the Sustainable Development Goals since then. The Company has established policies, procedures, and plans that cover various ESG topics, including climate change, environmental management, health and safety management, human resources management, community relations, supply chain management, and principles of behavior and corporate governance.

Climate Change

The Company has established a governance system to address climate change at various levels. The Vice-Chairman of the Board was appointed to report on the evolution of Ternium's climate change strategy to the Board of Directors on a quarterly basis. At the management level, a decarbonization committee, chaired by the CEO, periodically reviews performance indicators, progress on decarbonization projects, and updates on the context, such as regulatory changes, market shifts, and trends.

The Company has also incorporated climate-related risks into its risk management policy and reviews both transition risks and physical risks. For example, during 2021 and 2022, the Company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk, considering the established preventive measures. The analysis examined exposure and vulnerability to five types of events: pluvial flooding, tropical cyclones, landslides, forest fires, and droughts. The analysis concluded that Ternium's facilities do not present significant risk, given the level of exposure and the mitigation measures implemented by the Company under the scenarios and time periods analyzed. Management assessed that there have been no changes since this analysis was performed.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

In 2024, the Company updated its decarbonization target. The new target aims for a 15% reduction in the emission intensity rate per ton of hot-rolled steel equivalent by 2030, compared to a 2023 baseline. This target includes Scope 1, 2, and 3 (Categories 1 and 10) and is measured using the GHG Protocol methodology.

The Company’s strategy to achieve this 2030 reduction target includes prioritizing low-emission production technologies, increasing the use of renewable sources in the energy mix, improving industrial performance, executing energy efficiency initiatives, expanding carbon capture and usage capacity, and increasing the participation of scrap in the metallic mix. The Company is also considering several initiatives to continue its journey after 2030, including the possibility of carbon storage, the use of biofuels, and hydrogen as reducing agents, as it aims for carbon neutrality, if and when economically and technologically feasible.

In general, the decarbonization of the steel industry will require significant long-term investments, conditioned by technological innovation, government regulations, capital availability for decarbonization projects, and cooperation within the value chain. Factors such as access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulations that ensure fair trade and carbon capture storage, access to sustainable finance for low-emission steel-making technologies, and changes in consumer behavior will be key to the development of solutions and outcomes in the coming decades.

Given that Ternium’s climate-change-related decarbonization plans span many years and are subject to significant uncertainty, as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test for long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2025, as well as the companies already approved or in-process investment plans.

Environmental Management

Environmental performance is analyzed monthly in Environmental, Health, and Safety meetings with executive officers. Furthermore, environmental issues are included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is informed of events related to environmental issues that could impact nearby communities or Ternium’s reputation and operations. Ternium’s Environmental and Energy Policy serves as the company’s main standard on environmental matters. It establishes the overarching principles for environmental protection, energy efficiency and sustainable resource use. This policy guides the development and continuous improvement of the company’s Environmental Management System, as well the implementation of specific procedures and practices aimed at minimizing emissions, waste, and other environmental impacts. Through this framework, Ternium ensures compliance with applicable regulations, promotes pollution prevention, and fosters a culture of environmental responsibility and innovation across all operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.    ACCOUNTING POLICIES (continued)

Health and Safety Management

Safety is embedded at every level of the corporate structure. The Board of Directors receives quarterly reports on recent incidents and updates on the Safety Strategy, presented alongside the company’s financial results.

At the management level, Ternium has a Chief Environment, Health, and Safety (EHS) Officer responsible for overseeing these matters and defining the company’s overall corporate health and safety strategy. Local EHS teams, together with the hygiene and medical departments, support these efforts. Safety incidents are reviewed monthly at both the local and corporate levels.

Ultimately, the primary responsibility for ensuring occupational safety within each facility lies with the local managers of each production unit.

Ternium’s Occupational Health and Safety Policy serves as the main framework for protecting the well-being of employees, customers, contractors and suppliers across its operations. Rooted in key principles such as injury prevention, regulatory compliance and continuous improvement, the policy emphasizes the shared responsibility of all stakeholders in fostering a safe and healthy work environment.

Safety is a shared responsibility across the organization. In line with this vision safety was formally incorporated as a mandatory component of the performance evaluation process, starting with the 2024 - 2025 cycle.

Workforce management

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing, and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

Ternium's community programs are developed in collaboration with the Techint Group, aiming to create an international network of support and development across all affiliated companies. Within Ternium there are regional Community Relations teams responsible for implementing community programs in their respective regions and leading the relationship with the community stakeholders.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

5.    SEGMENT INFORMATION
As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker ("CODM") performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining.
The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.
The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.
Ternium’s Chief Executive Officer (“CEO”) functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other differences related to other operating income and expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2025
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	968,131	(140,952)	(9,761)	817,418
Reconciliation:
Differences in Cost of sales				(111,996)

Operating income - Under IFRS				705,422

Financial income (expense), net				(25,424)
Equity in earnings (losses) of non-consolidated companies				85,641
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(117,400)

Income before income tax expense - IFRS				648,239

Net sales from external customers	15,041,199	567,895	—	15,609,094
Net sales from transactions with other operating segments of the same entity	—	570,060	(570,060)	—
Depreciation and amortization	(582,072)	(206,236)	—	(788,308)

	Year ended December 31, 2024
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,559,938	(165,862)	5,844	1,399,920
Reconciliation:
Differences in Cost of sales				(190,243)
Differences in Other operating income (expense), net				53,634

Operating income - Under IFRS				1,263,311

Financial income (expense), net				(194,214)
Equity in earnings (losses) of non-consolidated companies				69,108
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(410,200)

Income before income tax expense - IFRS				728,005

Net sales from external customers	17,220,220	428,840	—	17,649,060
Net sales from transactions with other operating segments of the same entity	—	629,940	(629,940)	—
Depreciation and amortization	(551,621)	(191,656)	—	(743,277)

	Year ended December 31, 2023
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,390,546	16,091	(2,463)	2,404,174
Reconciliation:
Differences in Cost of sales				(206,160)

Operating income - Under IFRS				2,198,014

Financial income (expense), net				123,454
Equity in earnings (losses) of non-consolidated companies				105,305
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)

Income before income tax expense - IFRS				1,320,782

Net sales from external customers	17,280,993	329,099	—	17,610,092
Net sales from transactions with other operating segments of the same entity	—	546,038	(546,038)	—
Depreciation and amortization	(542,295)	(115,397)	—	(657,692)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2025, 2024 and 2023.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2025
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	7,266,741	2,331,202	3,994,894	2,016,257	15,609,094

Non-current assets (1)	7,376,434	1,096,185	2,631,099	304,753	11,408,471

	Year ended December 31, 2024
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,701,272	2,415,303	4,280,784	2,251,701	17,649,060

Non-current assets (1)	5,625,883	1,085,913	2,382,168	309,302	9,403,266

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (1)	4,965,628	878,642	2,474,178	315,287	8,633,735
(1) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2025	2024	2023

Slabs	79,886	102,723	177,240
Hot rolled (1)	6,425,471	7,633,699	7,913,232
Cold rolled	2,361,856	2,623,498	2,379,499
Coated (2)	5,304,344	5,889,062	5,708,328
Roll-formed and tubular (3)	506,879	620,993	789,255
Billets, round bars and others	56,670	21,565	45,351
Other products (4)	873,988	757,520	597,187

TOTAL SALES	15,609,094	17,649,060	17,610,092
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

6.    COST OF SALES

	Year ended December 31,
	2025	2024	2023

Inventories at the beginning of the year	4,750,511	4,948,376	3,470,214
Acquisition of business (Note 3)	—	—	1,707,311
Translation differences	148,848	(298,816)	(22,514)

Plus: Charges for the year
Raw materials and consumables used and other movements	9,404,234	11,753,018	11,193,050
Services and fees	299,909	304,159	250,333
Labor cost	1,080,011	1,084,009	940,411
Depreciation of property, plant and equipment	591,817	589,309	556,630
Amortization of intangible assets	110,580	86,852	47,374
Maintenance expenses	882,523	950,939	825,809
Office expenses	20,121	18,203	14,873
Insurance	37,520	36,014	24,867
Change of obsolescence allowance	5,465	10,969	4,707
Valuation allowance	—	—	(15,333)
Recovery from sales of scrap and by-products	(31,487)	(29,851)	(37,186)
Others	49,597	57,554	38,567

Less: Inventories at the end of the year	(4,093,659)	(4,750,511)	(4,948,376)

Cost of Sales	13,255,990	14,760,224	14,050,737

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2025	2024	2023

Services and fees (1)	108,786	106,272	91,853
Labor cost	377,782	382,392	355,967
Depreciation of property, plant and equipment	29,275	23,915	16,562
Amortization of intangible assets	56,636	43,201	37,126
Maintenance and expenses	12,392	12,312	10,340
Taxes	148,843	149,256	164,935
Office expenses	88,208	86,016	72,426
Freight and transportation	737,657	812,694	681,416
(Decrease) increase of allowance for doubtful accounts	(1,510)	5,566	12,528
Others	43,397	29,135	28,525

Selling, general and administrative expenses	1,601,466	1,650,759	1,471,678

(1) For the year ended December 31, 2025, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,957, including $ 3,585 for audit services, $ 331 for audit-related services, and $ 41 for all other services.
For the year ended December 31, 2024, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 4,411, including $ 3,954 for audit services, $ 338 for audit-related services, and $ 119 for all other services.
For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 5,340, including $ 4,783 for audit services, $ 268 for audit-related services, $ 8 for tax services, and $ 281 for all other services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2025	2024	2023

Wages, salaries and social security costs	1,355,969	1,377,006	1,216,566
Termination benefits	35,500	28,396	23,189
Post-employment benefits (Note 21 (i))	66,324	60,999	56,623

Labor costs	1,457,793	1,466,401	1,296,378
As of December 31, 2025, 2024 and 2023, the number of employees was 33,253, 33,949 and 34,458, respectively.

9.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Results of sundry assets	7,117	8,867	8,165
Gain from the agreement related to the post-retirement benefits from Usiminas	—	—	108,696
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	463	60,469	59,649

Other operating income	7,580	69,336	176,510

Impairment charge (2)	(18,757)	(32,435)	(42,316)
Other operating expense (1)	(35,039)	(11,667)	(23,857)

Other operating expense	(53,796)	(44,102)	(66,173)

Other operating income (expenses), net	(46,216)	25,234	110,337
(1) For the year ended December 31, 2025, it includes the disposal of projects in the U.S. of $12,300 and in Brazil of $8,600. For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000.
(2) For the years ended December 31, 2025, 2024 and 2023, it corresponds to the impairment charge over mining assets (see notes 4(e)(2) and 4(f)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Interest expense	(214,392)	(196,175)	(125,376)

Finance expense	(214,392)	(196,175)	(125,376)

Interest income	237,532	297,820	255,009

Finance income	237,532	297,820	255,009

Net foreign exchange (loss) gain	(56,506)	(104,024)	98,037
Change in fair value of financial assets	74,897	(145,768)	1,899
Derivative contract results	(6,546)	12,329	(60,183)
Others (1)	(60,409)	(58,396)	(45,932)

Other financial income (expenses), net	(48,564)	(295,859)	(6,179)
(1) It mainly includes the results in connection with the put/call option as per note 3 (e).

11.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2025	2024	2023
Current tax
Current tax	(139,695)	(322,832)	(578,902)
Recovery of income tax	552	—	13,429

Deferred tax (Note 20)
Deferred tax	221,834	(256,830)	102,431
Write-down of deferred tax assets	(427,835)	—	—
Recognition of previously unrecognized deferred tax assets (1)	—	25,438	128,634

Income tax expense	(345,144)	(554,224)	(334,408)
(1) For 2024 and 2023, it includes the recognition of previously unrecognized tax losses and temporary differences in Ternium Investments S.à r.l. and Ternium Brasil Ltda, respectively.
As of September 30, 2025, Ternium assessed the recoverability of Usiminas’ accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $405 million write-down of DTA should be recognized as an income tax charge. As of September 30, 2025, and before recognizing the write-down, Usiminas held DTA amounting to $776 million, primarily stemming from temporary differences and tax losses recognized during the July 2023 business combination (see note 3 (d)). Ternium conducted a comprehensive recoverability assessment regarding the future availability of taxable profits needed to utilize DTA, as required under IAS 12, incorporating historical performance and updated forecasts in its projections. As of December 31, 2025, DTA amounted to $ 582 million and no additional write-down should be recognized.

As of December 31, 2025, Ternium assessed the recoverability of Las Encinas S.A. de C.V. accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $ 22.8 million write-down of DTA should be recognized as an income tax charge.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
11.    INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2025, 2024 and 2023 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2025	2024	2023

Income before income tax	648,239	728,005	1,320,782

Income tax expense at statutory tax rate	(187,988)	(327,243)	(643,686)
Non taxable income	25,525	—	39,755
Non deductible expenses	—	(5,793)	—
Current tax expense related to Pillar II	(15,637)	(21,436)	—
Effect of currency translation on tax base (1)	304,263	(170,078)	180,582
Recognition of previously unrecognized deferred tax assets	—	25,438	128,634
Provision for tax losses	(44,024)	(55,112)	(53,122)
Write-down of deferred tax assets	(427,835)	—	—
Recovery of income tax	552	—	13,429
Income tax expense	(345,144)	(554,224)	(334,408)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico, Brazil, and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.
On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after December 31, 2023.

The Company is within the scope of the rules and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024. Some jurisdictions in which the Company operates have implemented Qualified Domestic Minimum Top-up Taxes (“QDMTTs”) aligned with the Pillar Two framework, with legislation enacted and effective from 2025 in both the jurisdiction and Luxembourg. These domestic minimum taxes are intended to be treated as qualified under the OECD GloBE rules and, where applicable, are expected to reduce or eliminate exposure to additional top-up taxes under the Income Inclusion Rule (“IIR”) or the Undertaxed Payments Rule (“UTPR”) in Luxembourg.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2025
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of January 1, 2025	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Opening net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
Translation differences	9,897	21,719	68,624	2,451	24,815	2,301	3,432	133,239
Impairment charge (note 4 (f))	—	(4,116)	(4,523)	(499)	(4,339)	—	—	(13,477)
Additions (1)	8,151	34,595	12,940	1,934	2,439,363	39,834	33,951	2,570,768
Capitalized borrowing costs	—	—	—	—	2,408	—	—	2,408
Disposals / Consumptions	(1,769)	(634)	(851)	(922)	(21,794)	(21,494)	(15,356)	(62,820)
Indexation	—	—	—	—	—	—	8,370	8,370
Transfers	3,608	269,714	424,246	52,311	(742,473)	153	—	7,559
Depreciation charge	—	(185,648)	(352,787)	(31,004)	—	—	(51,653)	(621,092)

Closing net book value	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110
Values at the end of the year
Cost	800,566	5,150,560	9,252,658	409,572	3,346,947	231,437	397,586	19,589,326
Accumulated depreciation	—	(2,494,831)	(6,119,199)	(296,249)	—	(31,275)	(241,662)	(9,183,216)
Net book value as of December 31, 2025	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110
(1) It includes $ 2,030 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

	Year ended December 31, 2024
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of January 1, 2024	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Opening net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Translation differences	(21,382)	(41,246)	(135,103)	(4,142)	(65,626)	(5,081)	(2,631)	(275,211)
Additions (2)	24,619	22,373	19,222	1,706	1,527,992	44,307	13,850	1,654,069
Disposals / Consumptions	—	(2,604)	—	(970)	(2,366)	(32,342)	(2,658)	(40,940)
Indexation	—	—	—	—	—	—	21,626	21,626
Transfers	3,390	475,523	404,380	45,558	(932,037)	943	(609)	(2,852)
Depreciation charge	—	(179,100)	(354,490)	(27,005)	—	(111)	(52,518)	(613,224)

Closing net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Values at the end of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of December 31, 2024	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
(2) It includes $ 966 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)
(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of January 1, 2025	525	121,312	55,297	46	177,180

Opening net book value	525	121,312	55,297	46	177,180
Translation differences	—	2,571	855	6	3,432
Additions	21,481	4,161	8,309	—	33,951
Disposal/Derecognition	(14,105)	(1,237)	(14)	—	(15,356)
Indexation	—	6,183	2,187	—	8,370
Depreciation charge	(1,063)	(35,398)	(15,142)	(50)	(51,653)

Closing net book value	6,838	97,592	51,492	2	155,924

Values at the end of the year
Cost	7,543	267,793	122,145	105	397,586
Accumulated depreciation	(705)	(170,201)	(70,653)	(103)	(241,662)

Net book value as of December 31, 2025	6,838	97,592	51,492	2	155,924

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of January 1, 2024	347	128,962	70,615	196	200,120

Opening net book value	347	128,962	70,615	196	200,120
Translation differences	—	186	(2,800)	(17)	(2,631)
Additions	—	12,411	1,439	—	13,850
Disposal/Derecognition	—	(144)	(2,514)	—	(2,658)
Transfers	—	—	(609)	—	(609)
Indexation	194	14,429	7,003	—	21,626
Depreciation charge	(16)	(34,532)	(17,837)	(133)	(52,518)

Closing net book value	525	121,312	55,297	46	177,180

Values at the end of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of December 31, 2024	525	121,312	55,297	46	177,180

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 16.9 million for the year ended December 31, 2025 ($ 20.3 million and $ 19.1 million for the year ended December 31, 2024 and 2023, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 1.9 million for the year ended December 31, 2025 ($ 2.1 million and $ 2.8 million for the year ended December 31, 2024 and 2023, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2025
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of January 1, 2025	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Opening net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111
Translation differences	4,718	17	—	—	—	—	4,735
Additions	62,781	60,158	32,987	—	—	—	155,926
Disposals / Consumptions	(771)	—	—	—	—	—	(771)
Impairment charge (note 4 (e)(2))	—	(5,280)	—	—	—	—	(5,280)
Transfers	(7,061)	20,601	(20,684)	—	—	—	(7,144)
Amortization charge	(59,248)	(107,551)	—	(417)	—	—	(167,216)

Closing net book value	224,402	78,074	29,089	8,489	—	662,307	1,002,361

Values at the end of the year
Cost	711,844	542,753	29,089	298,098	73,935	662,307	2,318,026
Accumulated amortization	(487,442)	(464,679)	—	(289,609)	(73,935)	—	(1,315,665)

Net book value as of December 31, 2025	224,402	78,074	29,089	8,489	—	662,307	1,002,361

	Year ended December 31, 2024
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of January 1, 2024	181,498	128,342	14,639	9,262	—	662,307	996,048

Opening net book value	181,498	128,342	14,639	9,262	—	662,307	996,048
Translation differences	(8,810)	—	—	—	—	—	(8,810)
Additions	100,345	62,303	37,443	—	—	—	200,091
Disposals / Consumptions	(2,216)	(2,000)	—	(36)	—	—	(4,252)
Impairment charge (note 4 (e)(2))	—	(32,435)	—	—	—	—	(32,435)
Transfers	1,463	35,355	(35,296)	—	—	—	1,522
Amortization charge	(48,297)	(81,436)	—	(320)	—	—	(130,053)

Closing net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Values at the end of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of December 31, 2024	223,983	110,129	16,786	8,906	—	662,307	1,022,111
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb)(1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2025	2024

At the beginning of the year	468,516	517,265

Equity in earnings of non-consolidated companies	85,641	69,108
Other comprehensive income and other effects	42,282	(90,795)
Dividends from non-consolidated companies (1)	(33,744)	(27,062)

At the end of the year	562,695	468,516

(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.
The principal investments in non-consolidated companies, all of which are unlisted, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	161,315	130,433
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	108,056	98,280
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	254,267	203,778
Other non-consolidated companies (1)					39,057	36,025

					562,695	468,516
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda. and Terminal de Cargas Sarzedo Ltda.
(a) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 423 million ($ 253 million as of December 31, 2024), net profit from continuing operations to $ 64 million ($ 27 million as of December 31, 2024), non-current assets to $ 676 million ($ 692 million as of December 31, 2024), current assets to $ 92 million ($ 104 million as of December 31, 2024), non-current liabilities to $ 1 million ($ 415 million as of December 31, 2024), current liabilities to $ 431 million ($ 109 million as of December 31, 2024) and shareholders’ equity to $ 336 million ($ 272 million as of December 31, 2024).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 151.3 million as of December 31, 2025, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4.30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2025, the outstanding syndicated loan amount was of $ 82 million and Ternium Investments’ participation was of $ 17 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.

Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 67 million ($ 68 million as of December 31, 2024), net profit from continuing operations to $ 27 million ($ 28 million as of December 31, 2024), non-current assets to $ 140 million ($ 126 million as of December 31, 2024), current assets to $ 37 million ($ 35 million as of December 31, 2024), non-current liabilities to $ 43 million ($ 38 million as of December 31, 2024), current liabilities to $ 10 million ($ 9 million as of December 31, 2024) and shareholders’ equity to $ 125 million ($ 114 million as of December 31, 2024).

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.48% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited consolidated annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 1,357 million ($ 1,304 million as of December 31, 2024), net profit from continuing operations to $ 279 million ($ 263 million as of December 31, 2024), non-current assets to $ 3,516 million ($ 2,461 million as of December 31, 2024), current assets to $ 1,008 million ($ 868 million as of December 31, 2024), non-current liabilities to $ 2,297 million ($ 1,576 million as of December 31, 2024), current liabilities to $ 588 million ($ 547 million as of December 31, 2024) and shareholders’ equity to $ 1,639 million ($1,206 million as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
15.    RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Receivables with related parties (Notes 26 and 14 (a))	1,029	147,285
Employee advances and loans	4,209	25,299
Advances to suppliers for the purchase of property, plant and equipment	66,840	218,503
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	124,781	131,365
Other tax credits	318,305	237,530
Judicial deposits and other receivables	219,501	165,667
Others	69,237	35,649

Receivables, net – Non-current	803,902	961,298
The carrying value of these receivables approximates the fair value.

	As of December 31,
	2025	2024

Value added tax	449,317	491,981
Income tax credits	162,475	129,713
Other tax credits	85,925	151,965
Employee advances and loans	10,157	9,049
Advances to suppliers	32,407	40,593
Advances to suppliers with related parties (Note 26)	1,908	2,844
Expenses paid in advance	26,907	33,235
Government tax refunds on exports	19,579	2,486
Receivables with related parties (Note 26)	170,885	13,389
Others	25,459	27,184

Receivables, net – Current	985,019	902,439

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
16.    TRADE RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Trade receivables	8,710	4,545
Allowance for doubtful accounts (Note 19)	(4,449)	(4,545)

Trade receivables, net – Non-current	4,261	—

	As of December 31,
	2025	2024

Current accounts	1,560,033	1,586,615
Trade receivables with related parties (Note 26)	18,957	23,251
Allowance for doubtful accounts (Note 19)	(43,274)	(47,808)

Trade receivables, net - Current	1,535,716	1,562,058

	Trade receivables, net as of December 31, 2025
	Total	Fully performing	Past due

Guaranteed	678,800	647,874	30,926
Not guaranteed	908,900	849,421	59,479

Trade receivables	1,587,700	1,497,295	90,405

Allowance for doubtful accounts (Note 19)	(47,723)	—	(47,723)

Trade receivables, net	1,539,977	1,497,295	42,682

	Trade receivables, net as of December 31, 2024
	Total	Fully performing	Past due

Guaranteed	604,467	570,821	33,646
Not guaranteed	1,009,944	944,236	65,708

Trade receivables	1,614,411	1,515,057	99,354

Allowance for doubtful accounts (Note 19)	(52,353)	—	(52,353)

Trade receivables, net	1,562,058	1,515,057	47,001

17.    INVENTORIES, NET

	As of December 31,
	2025	2024

Raw materials, materials and spare parts	1,285,947	1,340,641
Goods in process	1,909,291	2,158,745
Finished goods	692,482	837,118
Goods in transit	332,296	536,159
Obsolescence allowance (Note 19)	(126,357)	(122,152)

Inventories, net	4,093,659	4,750,511

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other investments
Investments in debt instruments and other	59	22,823
Other investments	156	156

Other investments, net – Non-current	215	22,979

	As of December 31,
	2025	2024

(i) Other investments
Other deposits with maturity of more than three months	1,600,002	2,160,051

Other investments - Current	1,600,002	2,160,051

(ii) Cash and cash equivalents
Cash and banks	397,269	456,385
Restricted cash	2,838	2,746
Short-term bank deposits	332,317	413,965
Other deposits with maturity of less than three months	798,780	818,167

Cash and cash equivalents	1,531,204	1,691,263

19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2025

Values at the beginning of the year	4,545	552,600	80,543
Translation differences	576	67,494	10,205
Additions	7	31,371	32,266
Reversals	(616)	(31,834)	(2,537)
Transfers	—	—	8,513
Uses	(63)	(33,777)	—

As of December 31, 2025	4,449	585,854	128,990

Year ended December 31, 2024

Values at the beginning of the year	6,430	839,921	104,455
Translation differences	(1,387)	(163,514)	(13,546)
Additions	—	32,176	14,597
Reversals	(34)	(92,645)	(1,900)
Transfers	—	—	(23,063)
Uses	(464)	(63,338)	—

As of December 31, 2024	4,545	552,600	80,543

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation	Provision for ongoing litigation related to the acquisition of a participation in Usiminas

Year ended December 31, 2025

Values at the beginning of the year	47,808	122,152	17,818	410,200
Translation differences	3,066	4,068	2,344	—
Additions	2,360	53,679	19,885	117,400
Reversals	(3,261)	(48,214)	(15,450)	—
Transfers	—	—	(8,513)	—
Uses	(6,699)	(5,328)	—	—

As of December 31, 2025	43,274	126,357	16,084	527,600

Year ended December 31, 2024

Values at the beginning of the year	53,045	200,024	7,332	—
Translation differences	(6,835)	(18,436)	(7,101)	—
Additions	9,089	57,550	12,294	813,988
Reversals	(3,489)	(46,581)	(17,770)	(403,788)
Transfers	—	—	23,063	—
Uses	(4,002)	(70,405)	—	—

As of December 31, 2024	47,808	122,152	17,818	410,200

20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2025	2024

At the beginning of the year	1,105,691	1,542,565

Translation differences	124,790	(263,349)
Write-down of deferred tax assets	(427,835)	—
Recognition of previously unrecognized tax losses	—	25,438
Charges directly to other comprehensive income	(9,579)	57,867
Deferred tax credit (note 11)	221,834	(256,830)

At the end of the year	1,014,901	1,105,691

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Write-down of deferred tax assets	Income statement credit (charge)	Total as of December 31, 2025

Property, pland and equipment	130,338	41,131	—	(217,205)	163,092	117,356
Inventories	(37,913)	3,333	—	(7,582)	9,311	(32,851)
Intangible assets	152,401	19,378	—	(10,240)	19,191	180,730
Provisions	267,268	25,880	—	(123,027)	(37,655)	132,466
Trade receivables	41,308	3,337	—	(5,818)	(7,107)	31,720
Tax losses (1)	314,060	27,855	—	(63,963)	43,999	321,951
Other (2)	238,229	3,876	(9,579)	—	31,003	263,529

At the end of the year	1,105,691	124,790	(9,579)	(427,835)	221,834	1,014,901
(1) As of December 31, 2025, the recognized deferred tax assets on tax losses amount to $ 322.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $ 338.1 million of net unrecognized deferred tax assets stemming from temporary differences, and $ 379.1 million of unrecognized deferred tax assets related to tax losses, and $ 843.7 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium S.A. as of December 31, 2024, amounted to $ 2.2 billion and the estimated tax loss for the fiscal year 2025 amounted to $ 26.4 million, with approximately 90% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2024, amounted to $ 2.5 billion and the estimated tax result for fiscal year 2025 amounted to $ 23.4 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2024

Property, pland and equipment	323,538	(81,642)	—	—	(111,558)	130,338
Inventories	17,831	(15,440)	—	—	(40,304)	(37,913)
Intangible assets	134,328	(34,905)	—	—	52,978	152,401
Provisions	354,097	(48,805)	—	—	(38,024)	267,268
Trade receivables	42,674	(5,608)	—	—	4,242	41,308
Tax losses (3)	382,971	(65,362)	—	25,438	(28,987)	314,060
Other (4)	287,126	(11,587)	57,867	—	(95,177)	238,229

At the end of the year	1,542,565	(263,349)	57,867	25,438	(256,830)	1,105,691
(3) As of December 31, 2024, the recognized deferred tax assets on tax losses amount to $ 314.1 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $ 8.0 million of net unrecognized deferred tax assets stemming from temporary differences, and $ 287.6 million unrecognized deferred tax assets related to tax losses, and $ 688.4 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium S.A. as of December 31, 2023, amounted to $ 2.2 billion and the estimated tax loss for the fiscal year 2024 amounted to $ 26.7 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2023, amounted to $ 2.6 billion and the estimated tax result for fiscal year 2024 amounted to $ 7.8 million, with approximately 98% of the referred tax losses generated before 2017.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other liabilities - Non current
Post-employment benefits	703,788	573,834
Other employee benefits	70,657	73,502
Asset retirement obligation (note 19) (1)	128,990	80,543
Other	52,677	38,082

Other liabilities – Non-current	956,112	765,961
The carrying value of these liabilities approximates the fair value.
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

Present value of obligations	1,707,549	1,456,677
Fair value of plan assets	(1,211,079)	(1,032,356)
Asset ceiling	207,318	149,513
Net liability (asset) in the statement of financial position	703,788	573,834
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Current service cost	14,711	17,260
Interest cost (income), net	43,295	40,217
Interest on Asset ceiling/ Onerous liability	20,357	16,678

Total included in income statement	78,363	74,155
The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Remeasurements
Effect of changes in demographic assumptions	(16,152)	66,333
Effect of changes in financial assumptions	63,102	(236,205)
Effect of experience adjustments	1,776	33,735
Change in asset ceiling	19,056	(42,157)
Expected return on assets	(21,905)	177,519

Total included in other comprehensive income	45,877	(775)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

At the beginning of the year	1,456,677	1,975,462
Transfers, new participants and funding of the plan	(15)	157
Total expense	191,730	166,827
Remeasurements	48,726	(136,137)
Translation differences	178,167	(399,929)
Contributions paid	(167,736)	(149,703)
At the end of the year	1,707,549	1,456,677
Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

At the beginning of the year	1,032,356	1,525,330
Expected return on assets	21,905	(177,519)
Interest income	133,724	109,350
Translation differences	128,992	(330,283)
Funding of the plan	16,936	13,111
Contributions paid	(122,834)	(107,633)
At the end of the year	1,211,079	1,032,356
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

Usiminas shares	36,946	29,305
Non-US government securities	861,452	716,909
Fixed income	94,747	81,821
Investments funds	215,233	202,987
Others	2,701	1,334
At the end of the year	1,211,079	1,032,356
As of December 31, 2025, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2025	2024

Discount rate	9.50%	10.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2025	2024

Discount rate	5.70% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2025	2024

Discount rate	7.29% - 7.81%	7.46% - 8.10%
Compensation growth rate	0.90% - 2.90%	0.50% - 2.90%
Long-term increase in medical service costs	4.75%	4.75%
Expected return on plan assets	11.40% - 11.94%	11.76% - 12.42%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.0%	8.1%
Compensation growth rate	1.00%	0.8%	-0.9%
Pension growth rate	1.00%	0.3%	-0.4%
Life expectancy	1 year	1.0%	-1.0%
The estimated future payments for the next five years will be between $ 172.3 million and $ 188.7 million per year.

The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $ 214 million.

	As of December 31,
	2025	2024

(ii) Other liabilities - Current
Payroll and social security payable	162,022	184,805
VAT liabilities	24,063	37,259
Other tax liabilities	69,510	60,373
Termination benefits	119	128
Related Parties (Note 26)	470	463
Asset retirement obligation (Note 19)	16,084	17,818
Dividends payable	8,677	1,967
Put option liability (note 3 (e))	298,450	263,201
Others	60,391	63,664

Other liabilities – Current	639,786	629,678

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024

Contracts with positive fair value
Commodities contracts	29	169
Foreign exchange contracts	42,552	4,314

	42,581	4,483

Contracts with negative fair value
Commodities contracts	(1,032)	(85)
Foreign exchange contracts	(49)	(50,257)

	(1,081)	(50,342)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt.

(b) Foreign exchange contracts
Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

Since 2023, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2025, was EUR 208.9 million. These agreements will be due up to August 2026 and have been accounted for as cash flow hedges. As of December 31, 2025, the aggregate notional amount on these agreements amounted to $ 242.7 million.

In addition, during 2025 and 2024 Ternium Mexico has engaged in multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesqueria, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be due up to June 2027 and have been accounted for as cash flow hedges. As of December 31, 2025, its notional value amounted to $ 344.5 million.

Finally, since 2024, Ternium Mexico has entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería. These agreements were due up to August 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897

(Decrease) / Increase	(75,160)	22,548	(52,612)
Reclassification to income statement	—	—	—

As of December 31, 2024	(52,439)	15,724	(36,715)

(Decrease) / Increase	111,195	(33,359)	77,836
Reclassification to income statement	—	—	—

As of December 31, 2025	58,756	(17,635)	41,121

Occasionally, Ternium Colombia S.A.S. can enter into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. The last agreements were due up November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

As of 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to partially manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2025, the notional amount on these agreements amounted to $ 2.0 million, which will be settling on January 2026.

From time to time, Ternium del Atlántico can enter into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. These agreements were due up to January 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

Occasionally, Ternium Procurement can enter into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. These agreements were due up to November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

During 2024 and 2025, Ternium Argentina occasionally conducted specific forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial position. As of December 31, 2025, there are no outstanding amounts.

During 2025, Ternium Brasil entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade payables and capital expenditures denominated in EUR. As of December 31, 2025, the notional amount on these agreements amounted to $ 10.0 million, which will be settling on January 30, 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The net fair values of the exchange rate derivative contracts as of December 31, 2025 and 2024 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2025	2024

MEX/$	ND Forward & Forward - Buy MXN	7.1 billion MXN	39,488	(25,940)
EUR/$	Forward & ND Forward - Buy EUR	217.7 million EUR	3,016	(24,073)
EUR/$	Forward - Sell EUR	0.2 million EUR	0	189
GTQ/$	ND Forward - Sell GTQ	15.3 million GTQ	(2)	(2)
JPY/$	ND Forward - Buy JPY		—	(431)
ARS/$	ND Forward - Buy ARS		—	3,952
COP/$	ND Forward - Sell COP		—	362

			42,503	(45,943)
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; JPY: Japanese yens; MXN: Mexican pesos.

(c) Commodities contracts

Since 2023, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2025, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 2.8 million. Outcome from these transactions will be presented in the income statement.

Since 2023, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2025, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $ 26.9 million. These transactions are accounted for as cash flow hedges.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Commodities derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	—	—	—

(Decrease) / Increase	(879)	299	(580)
Reclassification to income statement	—	—	—

As of December 31, 2024	(879)	299	(580)

(Decrease) / Increase	832	(281)	551
Reclassification to income statement	—	—	—

As of December 31, 2025	(47)	18	(29)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2025
Values at the beginning of the year	46,458	163,666	210,124
Translation differences	2,078	5,833	7,911
Net proceeds	10,703	7,586	18,289
Indexation	3,032	4,122	7,154
Repayments	(64,544)	—	(64,544)
Interest accrued	16,914	—	16,914
Interest paid	(9,314)	—	(9,314)
Reclassifications	43,176	(43,176)	—

As of December 31, 2025	48,503	138,031	186,534

Year ended December 31, 2024
Values at the beginning of the year	52,174	188,913	241,087
Translation differences	(1,764)	(9,639)	(11,403)
Net proceeds	5,006	8,034	13,040
Indexation	3,778	17,287	21,065
Repayments	(61,194)	—	(61,194)
Interest accrued	16,967	—	16,967
Interest paid	(9,438)	—	(9,438)
Reclassifications	40,929	(40,929)	—

As of December 31, 2024	46,458	163,666	210,124

	As of December 31, 2025	As of December 31, 2024
Commitments in relation to finance leases are payable as follows:
Within one year	57,632	59,433
Later than one year but not later than five years	115,938	146,282
Later than five years	89,948	87,878
Minimum lease payments	263,518	293,593
Future finance charges	(76,984)	(83,469)
Total Financial lease liabilities	186,534	210,124

The present value of finance lease liabilities is as follows:
Within one year	48,503	46,458
Later than one year but not later than five years	95,262	117,195
Later than five years	42,769	46,471
Total minimum lease payments	186,534	210,124

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
24.    BORROWINGS

	As of December 31,
	2025	2024

(i) Non-current
Bank borrowings	699,593	499,593
Bonds	494,897	421,079
Debentures	639,617	642,110
Less: debt issue costs	(19,520)	(2,735)

	1,814,587	1,560,047

(ii) Current
Bank borrowings	573,386	646,258
Bonds	15,833	13,284
Debentures	17,659	12,587
Less: debt issue costs	(2,478)	(2,057)

	604,400	670,072

Total Financial Debt	2,418,987	2,230,119

The maturity of borrowings is as follows:

	Expected Maturity Date
	2026	2027	2028 and thereafter	At December 31, (1)
				2025	2024

Borrowings - Fixed Rate	267,201	—	—	267,201	649,571
Borrowings - Floating Rate	303,707	297,332	394,514	995,553	487,524
Bonds	15,833	—	484,971	500,804	440,405
Debentures	17,659	—	637,770	655,429	652,619

Total	604,400	297,332	1,517,255	2,418,987	2,230,119
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2025	2024

Bank borrowings	5.45%	7.15%
Bonds	7.50%	5.88%
Debentures	16.17%	13.50%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2025	2024

$	Fixed	710,831	969,826
$	Floating	988,875	475,157
BRL	Floating	655,429	652,619
COP	Fixed	57,171	79,140
MXN	Floating	6,678	12,367
ARS	Fixed	3	41,010

		2,418,987	2,230,119
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; MXN: Mexican pesos.

Ternium’s most significant current borrowings as of December 31, 2025, were those incurred under Ternium Brasil’s bilateral credit lines, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt. Additionally, on July 23, 2025, Ternium México entered into a $ 1,250 million syndicated loan agreement with several banks to finance and/or refinance capital, operating and research and development expenditures and other related investments associated with the DRI-EAF steelmaking plant at its Pesquería Industrial Center in México. The net proceeds from the loan are expected to be disbursed over the next twelve months. The Loan qualifies as “green” under the 2025 LMA and LSTA Green Loan Principles, promoting the development and integrity of green loan products. The loan bears interest at a variable rate and must be repaid in six equal semi-annual installments, commencing in the 30th month anniversary of the effective date; the borrower may prepay the loan in whole or in part at any time. Under the loan, Ternium Mexico is subject to certain covenants customary for transactions of this type, including compliance with a specified leverage ratio and green reporting.

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2025	Maturity

May 2024	Ternium Brasil	Bilateral credit lines	700	700	October 2030
July 2019	Usiminas	Bonds	500	500	January 2032
May 2022	Usiminas	Debentures - 8th emission	145	73	November 2029
December 2022	Usiminas	Debentures - 9th emission	310	243	December 2032
August 2024	Usiminas	Debentures - 10th emission	320	323	September 2031
July 2025	Ternium Mexico	Syndicated loan agreement	1,250	300	August 2030

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2025, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.

(a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2025, and attorney’s fees in the amount of BRL 5 million, the aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 2,143.9 million (BRL 1,875.9 million as of December 31, 2024) and BRL 759.0 million (BRL 664.1 million as of December 31, 2024). The foregoing amounts, if the BRL/$ rate as of December 31, 2025, is used, are equivalent to approximately $ 389.6 million ($ 302.9 million as of December 31, 2024, it the BRL/$ rate as of such date is used) and $ 138.0 million ($ 107.3 million as of December 31, 2024, it the BRL/$ rate as of such date is used).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Ternium and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the first appeal was dismissed by the SCJ special court while the other appeal has not yet been ruled by the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter.

(b) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 33.0 million and $ 29.3 million as of December 31, 2025 and 2024, respectively).

(c) BP Energía México (BPEM) – Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), Ternium México and Ternium Gas México (“Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $ 27.6 million, $ 12.4 million, and $ 2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $ 22.0 million, $ 9.9 million and $ 2.1 million, plus V.A.T. and interest, respectively. Additionally, the Parties were ordered to pay expenses and costs for $ 2.4 million. As of September 30, 2024, the Company recognized a provision of $ 34.2 million in its consolidated condensed interim financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

(d) PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 562 million or $ 102 million as of December 31, 2025). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and LHG Mining, to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2027, for a estimated total amount of $ 259 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:

- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 46.3 million until April 2028. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 16.8 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 52.0 million, which is due to terminate in 2037.
(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 18.0 million, and also subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 53.3 million payable until the year 2054.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale. The contract with Techgen is under the Self Supply Scheme. According to this regulatory scheme, CFE needs to authorize the sale of energy to other third party final users. On August 27, 2021, Ternium México and Techgen signed an amendment to the contract to establish changes in the supply to Ternium; these changes were mainly connected to a new direct transmission line between Techgen and Ternium’s Pesqueria Site for the direct supply of electricity to this site.

(f) Ternium México issued a guarantee letter covering up to approximately $ 28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 21.6 million. As of December 31, 2025, the outstanding amount under the natural gas trading agreement was $ 9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) Ternium Mexico issued a guarantee letter covering up to approximately $ 57.2 million of the obligations of Techgen S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.

(h) In April 2025, Ternium Mexico entered into an amendment agreement for the industrial gas supply with Praxair Mexico for the Guerrero, Juventud and Universidad facilities, originally signed in June 2008. As of December 31, 2025, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year, valid until September 2029. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

(k) In February 2023, Ternium's Board of Directors approved a new project in Pesquería, which involves the construction of an electric arc furnace and a direct reduced iron plant. As of December 31, 2025, Ternium México has commitments for property, plant and equipment for an amount of approximately $ 535.4 million in Euros, Mexican pesos and U.S. dollars. These commitments are mainly covered by currency derivative financial instruments as commented in note 22 in these Consolidated Financial Statements.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2025, the outstanding value of this commitment was approximately $ 150.4 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 72.2 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2025.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2025, the outstanding aggregated amount under the stand-by letters of credit was $ 44.1 million, as a result the amount guaranteed by Ternium was approximately $ 21.2 million.

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour. This contract ended in December 2025.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(p) Ternium Brasil also signed on March 2024 a contract with Primetals Technologies Brazil Ltda. for caster equipment maintenance services for the steel plant. As of December 31, 2025, the outstanding amount of the mentioned services was approximately $ 135.3 million and is due to terminate in March 2034. The agreement prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 97.2 million as of December 31, 2025. The contract has minimum daily-required volumes.

(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2025, the outstanding amount of this commitment was $ 165.7 million.

(s) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in April 2029 and the outstanding amount was $ 32.2 million as of December 31, 2025. The contract has minimum required volumes and a penalty for early termination.

(t) Ternium Brasil signed on January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of December 31, 2025, the outstanding amount of the agreement was approximately $ 20.1 million and is due to terminate in February 2026. The contract has minimum required volumes.

(u) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of December 31, 2025, the outstanding amount for this agreement was approximately $ 110.6 million. This agreement is due to terminate in December 2029. The contract has minimum required volumes.

(v) Ternium Brasil entered into an agreement with LSI Logística S.A. for the rental of mobile equipment for maintenance and operations. The contract is due to terminate in March 2028 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was $ 32.8 million.

(w) As of December 31, 2025, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 108.9 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(x) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $ 346.6 million as of December 31, 2025.

(y) In January 2017, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $ 186.8 million as of December 31, 2025.

(z) In July 2023, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 29.4 million as of December 31, 2025.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Jaiba O Energias Renovaveis S.A. for the supply to the Ipatinga steel plant facilities until December 2039. Usiminas has the obligation to take or pay the agreed amount of the contract. As of December 31, 2025, the total outstanding amounted to approximately $ 280.9 million.

(ab) In September 2023, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 30.3 million as of December 31, 2025.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until July 2026. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 25.5 million as of December 31, 2025.

(ad) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2026. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $ 28.0 million as of December 31, 2025.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ae) Usiminas S.A. signed in April 1996 a contract with White Martins Gases Industriais LTD for the supply of oxygen, nitrogen and argon for the Ipatinga steel plant until December 2032. Usiminas has the obligation to take or pay the 50% of the contracted volume. The outstanding amount was approximately $ 85.4 million as of December 31, 2025.

(af) Usiminas S.A. signed in July 2009 a contract with White Martins WK for the supply of oxygen, nitrogen and argon for the Cubatão steel plant until June 2032. Usiminas has the obligation to take or pay the 47.2% of the contracted volume. The outstanding amount was approximately $ 78.8 million as of December 31, 2025.

(ag) Usiminas S.A. signed in May 2025 contracts with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until December 2027. The outstanding amount was approximately $ 314.0 million as of December 31, 2025. The contracts have minimum yearly-required volumes.

(ah) Usiminas S.A. signed in May 2025 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until December 2027. The contract has an annual movement commitment linked to a take-or-pay agreement. The outstanding amount was approximately $ 58.9 million as of December 31, 2025.

(ai) Mineração Usiminas S.A. signed in June 2021 a contract with Porto Sudeste do Brasil S.A. to load iron ore vessels for export until December 2026. The contract includes exclusivity in the provision of port services for the export of the product directly or indirectly by Usiminas S.A. Exclusivity is limited to 8 million tons of product per year. A penalty is established for the party that fails the exclusivity. The outstanding amount was approximately $ 164.2 million as of December 31, 2025.

(aj) Usiminas S.A. signed in January 2022 a contract with MRS Logística S.A., a related company of Usiminas, for railway transportation services until December 2026. For the purposes of calculating the take-or-pay commitment, a minimum volume of 3.5 million tons and a maximum of 4.2 million tons should be considered, with a compensatory termination fine in case of early termination of the contract. The outstanding amount was approximately $ 37.8 million as of December 31, 2025.

(ak) Mineração Usiminas S.A. signed in September 2023 an agreement with Armac Locação Logistica e Serviços S.A. for the supply of internal material handling services from the Ouro Negro area until November 2026. The contract has a termination clause with a termination penalty of 50% of the remaining value of the contract from the 13th to the 21st month, 25% of the remaining value from the 22nd to the 24th month and no penalty from the 25th to the 36th month with 60 days' notice. The outstanding amount was approximately $ 14.5 million as of December 31, 2025.

(al) Usiminas S.A. entered into an agreement with Seday Transportes Ltda. for transportation services. The contract is due to terminate in November 2027 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was approximately $ 11.9 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(am) Usiminas S.A. signed in July 2025 contracts with Petrobras for the supply of the natural gas for the industrial units of Ipatinga and Cubatão, with a minimum daily consumption volume of 889 thousand cubic meters, until December 2027. The outstanding amount was approximately $ 346.7 million as of December 31, 2025. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 70% annually. Usiminas also signed in January 2024 a purchase agreement with Petrobras for the supply of coke to support operations at the company's Ipatinga steel plant until February 2026. The agreement stipulated a total annual volume of 96 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $6.0 million as of December 31, 2025.

(an) Usiminas S.A. signed in July 2025 contracts with Ical Industria de Calcinacao Ltda. for the supply of lime and limestone for the industrial unit of Ipatinga, with a minimum monthly consumption volume of 9,282 tons of lime and 23,400 tons of limestone until August 2026. The outstanding amount was approximately $ 16.2 million as of December 31, 2025. The contract's terms consider the payment of 100% take-or-pay.

(ao) Usiminas S.A. signed in January 2025 a contract of iron ore purchase agreement with BEMISA HOLDING SA until December 2026. Usiminas has the obligation to take or pay the 95% of the contracted volume. The outstanding amount was approximately $51.2 million as of December 31, 2025.

(iii) Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
26.    RELATED PARTY TRANSACTIONS
As of December 31, 2025, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2025	2024	2023
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	99,911	138,416	163,591
Sales of goods to other related parties	183,807	151,270	174,869
Sales of services and others to non-consolidated parties	180	181	168
Sales of services and others to other related parties	3,368	2,844	3,932
	287,266	292,711	342,560
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	401,835	333,260	491,011
Purchases of goods from other related parties	347,229	93,214	81,404
Purchases of services and others from non-consolidated parties	204,650	99,397	23,574
Purchases of services and others from other related parties	526,720	179,329	103,334

	1,480,434	705,200	699,323
(c) Financial results
Income with non-consolidated parties	12,925	13,484	12,263
Expenses in connection with lease contracts from other related parties	(824)	(822)	(757)

	12,101	12,662	11,506
(d) Dividends received
Dividends from non-consolidated parties	33,744	27,062	34,841
	33,744	27,062	34,841
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	699	915	1,396
Income (expenses), net with other related parties	1,345	2,548	1,753

	2,044	3,463	3,149

	As of December 31,
	2025	2024

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	159,059	156,937
Receivables from other related parties	31,811	26,988
Advances from non-consolidated parties	316	2,524
Advances to suppliers with other related parties	126,374	131,685
Payables to non-consolidated parties	(55,318)	(57,230)
Payables to other related parties	(188,030)	(39,721)
Lease liabilities with other related parties	(1,505)	(1,861)

	72,707	219,322

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2025, the cash compensation of Officers and Directors amounted to $ 31,098 (2024: $ 27,221). In addition, Officers received 1,155,500 Units for a total amount of $ 7,031 (2024: $ 6,408) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(Decrease) / Increase	(76,039)	22,847	(53,192)	(823,783)
Reclassification to income statement	—	—	—	—

As of December 31, 2024	(53,318)	16,023	(37,295)	(3,727,643)

(Decrease) / Increase	112,027	(33,640)	78,387	402,386
Reclassification to income statement	—	—	—	—

As of December 31, 2025	58,709	(17,617)	41,092	(3,325,257)

(b) Statement of cash flows

	Year ended December 31,
	2025	2024	2023

(i) Changes in working capital (1)
Inventories	805,701	(108,826)	202,470
Receivables and others	104,448	(169,482)	6,342
Trade receivables	112,828	297,284	(104,280)
Other liabilities	(50,976)	39,305	(64,022)
Trade payables	63,431	(74,161)	280,571

	1,035,432	(15,880)	321,081
(ii) Income tax accrual less payments
Tax accrued (Note 11)	345,144	554,224	334,408
Taxes paid (2)	(244,721)	(56,527)	(495,348)

	100,423	497,697	(160,940)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(6,226)	(84,678)	(113,433)
Interest received	213,481	263,192	202,000
Interest paid	(221,805)	(194,845)	(133,706)

	(14,550)	(16,331)	(45,139)
(1)Changes in working capital are shown net of the effect of exchange rate changes.
(2)For the year ended December 31, 2024, it includes the recovery of previously paid tax in Mexico for an amount of
$ 235.2 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)
Cash flows	70,632	541,250	(591,539)	20,343
Reclassifications	—	(106,116)	106,116	—
Acquisitions - finance leases	(13,040)	—	—	(13,040)
Foreign exchange adjustments	11,403	27,514	135,441	174,358
Other non cash movements	(38,032)	(192,267)	(4,104)	(234,403)
As of December 31, 2024	(210,124)	(670,072)	(1,560,047)	(2,440,243)
Cash flows	73,858	481,576	(371,779)	183,655
Reclassifications	—	(199,666)	199,666	—
Acquisitions - finance leases	(18,289)	—	—	(18,289)
Foreign exchange adjustments	(7,911)	(4,293)	(77,608)	(89,812)
Other non cash movements	(24,068)	(211,945)	(4,819)	(240,832)
As of December 31, 2025	(186,534)	(604,400)	(1,814,587)	(2,605,521)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2025:

Amendments to IAS 21 - Lack of Exchangeability.

On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2025, and have not been early adopted:
IFRS 18, ‘Presentation and disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in financial statements”, which introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss, provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements and improve aggregation and disaggregation. Once implemented, it will replace IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them. IFRS 18 must be applied on annual periods beginning on or after January 1, 2027.

Management is in the process of determining the impact of applying IFRS 18 and has prepared a transition plan, which is on track to report the first IFRS 18-compliant consolidated condensed interim financial statements for the period ending on March 31, 2027, and consolidated financial statements for the period ending on December 31, 2027.

It is anticipated that the Company will conclude that its main business activity is manufacturing and operating activities in the steel and mining industries. The Company currently presents an operating profit subtotal. Management is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. The Company expects significant changes in this regard, especially as a result of reclassifying foreign exchange gains and losses within operating activities. Furthermore, the new aggregation and disaggregation requirements will lead to changes to presenting the most useful structured summary. The Company currently reports an adjusted EBITDA measure in its press releases, and it expects that this measure will meet the definition of a management-defined performance measure. Management is performing an assessment of other measures that are currently being reported outside the financial information and whether or not these meet the definition of a management defined performance measure.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and
IFRS 7

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 that clarify the recognition and derecognition date for certain financial assets and liabilities, including an exception allowing some financial liabilities settled through eligible electronic cash transfer systems to be derecognized before the settlement date. The amendments also refine the guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion. In addition, they introduce new disclosure requirements for instruments whose contractual terms may modify cash flows and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Contracts Referencing Nature dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued targeted amendments to IFRS 7 and IFRS 9 to better reflect nature‑dependent electricity contracts in the financial statements. The amendments clarify how the ‘own‑use’ criteria apply to such contracts, permit their use as hedging instruments under hedge accounting, and introduce new disclosure requirements to help users understand their impact on an entity’s financial performance and cash flows. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Other standards and interpretations non-significant for the Company’s financial statements:
– Annual Improvements to IFRS Accounting Standards—Volume 11
– IFRS 19 Subsidiaries without Public Accountability: Disclosures

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2025:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(39)
EU euro (EUR)	(102)	(2)
Argentine peso (ARS)	34	—
Mexican peso (MXN)	(638)	—
Brazilian real (BRL)	(427)	—
Colombian peso (COP)	(25)	—
Yen (JPY)	(1)	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.3 million and $ 0.2 million as of December 31, 2025 and 2024, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 6.3 million and $ 8.0 million as of December 31, 2025 and 2024, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and $ 0.6 million as of December 31, 2025 and 2024, respectively.

(d)Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.6 million and $ 3.0 million as of December 31, 2025 and 2024, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for the year would have been $ 5.6 million higher (total pre-tax gain of $ 5.4 million higher as of December 31, 2024), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 2.7 billion, the currency translation adjustment included in total equity would have been $ 6.3 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2025.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 9.17% and 8.83% as of December 31, 2025 and 2024, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,651.0 million (68.3% of total borrowings) as of December 31, 2025, and $ 1,140.1 million (51.1% of total borrowings) as of December 31, 2024.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2025, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2025 would have been $ 22.8 million lower ($ 21.1 million lower as of December 31, 2024).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2025, in comparison with approximately 41% as of December 31, 2024. The investments in financial assets are as follows:

	As of December 31, 2025	As of December 31, 2024

Cash and cash equivalents	1,531,204	1,691,263

Other Investments - Current and Non-Current	1,600,061	2,182,874
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	368,043	673,042
Deposit certificates and investment funds	368,043	636,104
Commercial papers	—	2,258
Other	—	34,680
Bonds and other fixed income	1,231,789	1,499,130
U.S. government securities	65,680	10,040
Non - U.S. government securities	851,519	1,201,842
Corporate securities	314,590	287,248
Other notes	229	10,702

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2025, trade receivables total $ 1,540.0 million ($ 1,562.1 million as of December 31, 2024). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 59.6 million ($ 1.0 million as of December 31, 2024), credit insurance of $ 588.2 million ($ 576.5 million as of December 31, 2024) and other guarantees of $ 31.0 million ($ 27.0 million as of December 31, 2024).

As of December 31, 2025, trade receivables of $ 1,497.3 million ($ 1,515.1 million as of December 31, 2024) were fully performing.

As of December 31, 2025, trade receivables of $ 90.4 million ($ 99.4 million as of December 31, 2024) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $ 47.7 million as of December 31, 2025 ($ 52.4 million as of December 31, 2024).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2025, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,062
EU euro (EUR)	79
Argentine peso (ARS)	61
Mexican peso (MXN)	554
Brazilian real (BRL)	1,496
Colombian peso (COP)	77
Other currencies	1

3,329

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2026	2027	2028	2029	Thereafter

Borrowings	604	297	220	538	760
Interests to be accrued (1)	199	179	166	126	124
Trade payables and other liabilities	2,041	27	29	17	108
Lease liabilities	49	38	35	12	53

Total	2,893	540	450	693	1,046
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2025, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 712.3 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.13 and 0.12 as of December 31, 2025 and 2024, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2025 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	500,477	—	—	500,477
Derivative financial instruments	—	28	42,553	42,581
Trade receivables	1,539,977	—	—	1,539,977
Other investments	214,556	244,424	1,141,081	1,600,061
Cash and cash equivalents	1,198,887	332,317	—	1,531,204
Total	3,453,897	576,769	1,183,634	5,214,300

As of December 31, 2025 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	511,961	511,961
Trade payables	—	1,987,270	1,987,270
Derivative financial instruments	1,081	—	1,081
Finance lease liabilities	—	186,534	186,534
Borrowings	—	2,418,987	2,418,987
Total	1,081	5,104,752	5,105,833

As of December 31, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	423,521	—	—	423,521
Derivative financial instruments	—	4,483	—	4,483
Trade receivables	1,562,058	—	—	1,562,058
Other investments	549,077	134,667	1,499,130	2,182,874
Cash and cash equivalents	1,267,336	423,927	—	1,691,263
Total	3,801,992	563,077	1,499,130	5,864,199

As of December 31, 2024 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	436,152	436,152
Trade payables	—	1,840,914	1,840,914
Derivative financial instruments	50,342	—	50,342
Finance lease liabilities	—	210,124	210,124
Borrowings	—	2,230,119	2,230,119
Total	50,342	4,717,309	4,767,651

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2025 and 2024:

	Fair value measurement as of December 31, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	332,317	332,317	—	—
Other investments	1,385,505	1,231,788	153,488	229
Derivative financial instruments	42,581	—	42,581	—

Total assets	1,760,403	1,564,105	196,069	229

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,081	—	1,081	—

Total liabilities	1,081	—	1,081	—

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—

Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—

Total liabilities	50,342	—	50,342	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2025 and 2024, corresponds to the initial investment and to the changes in its fair value, as follows:

Guarantee fund companies

As of December 31, 2024	542
Disinvestment	(296)
Interest accrued	—
Changes in fair value	93
Reclassifications	—
Net foreign exchange gain	(110)
At December 31, 2025	229

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy, there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 3 to Level 2.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

29.    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 41.1 million and $ (37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES

(i) Foreign exchange restrictions in Argentina

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Since the new administration took office in Argentina in December 2023 certain restrictions have been gradually eased. On April 14, 2025, the Argentine government introduced flexibility to foreign exchange restrictions on certain transactions by individuals and companies. At the date of these Consolidated Financial Statements, foreign exchange restrictions remain and the scope and timing of additional flexibility or other upcoming changes, if any, remain unknown. The main currently applicable measures are described below:

• Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

• Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

• Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

• Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

• Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2025, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $ 2,018 million (2024: $ 2,212 million), net profit from continuing operations to $ 85 million (2024: $ 149 million), total assets to $ 5,181 million (2024: $ 5,726 million), total liabilities to $ 499 million (2024: $ 790 million) and shareholders’ equity to $ 4,682 million (2024: $ 4,936 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 803 million as of December 31, 2025, broken down as follows:
- $ 700 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 93 million in Argentine pesos-denominated instruments.
- $ 10 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2025, amounted to $ 177 million in monetary assets and $ 126 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On December 12, 2025, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 300 million. On December 22, 2025, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a reserve as of the collection date.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

(ii) Acquisition of Tubos Argentinos S.A.

On January 14, 2026, Ternium Argentina S.A. acquired for $ 24.4 million: (i) 44,148,349 ordinary shares with a face value of ARS 1 each and one vote per share, issued by Tubos Argentinos S.A. (“TASA”), representing 100% of TASA’s voting share capital, and (ii) all outstanding credits owed by TASA to its selling shareholders, amounting to $ 8.2 million.

TASA is a service center specialized in manufacturing structural and conduit tubes, steel profiles, API‑standard tubes, and highway guardrails and solar‑panel profiles. It operates industrial plants in El Talar (Buenos Aires Province) and Justo Daract (San Luis Province), with annual sales of approximately 42,000 tons.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
31.    TARIFFS ON IMPORTS IN THE UNITED STATES

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. Mexican and Canadian products complying with USMCA preferential rules of origin were exempt from this tariff.

Additionally, on March 12, 2025, the U.S. government imposed, under Section 232, a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. The tariff was later raised to 50%. In addition, after several rounds of consultations with domestic producers, a growing number of products containing steel have been added to a list of items subject to this tariff.

Further, on April 2, 2025, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners (Mexico is currently not subject to these tariffs), with a minimum tariff of 10% and an extra tariff specific to each country, which was later postponed for 90 days. On August 1, 2025, the U.S. notified various countries about reciprocal tariffs applied on a case-by-case basis. Brazil and Argentina were subject to a reciprocal tariff of 10%. Subsequently, on October 27, 2025, President Sheinbaum announced that Mexico had been granted additional time due to the progress made regarding certain non-tariff barriers identified in Mexico by the USTR. Reciprocal tariffs did not add up to Section 232.

Also on April 2, 2025, the US government confirmed a previously announced 25% tariff under Section 232 on all imported automobiles produced outside the U.S. However, vehicles that comply with the USMCA are only subject to this tariff on their non-U.S. specific content. In the case of auto parts, if they comply with the USMCA they are exempt from the tariff, while parts used in vehicles assembled in the U.S. might qualify for an import adjustment offset amount. In this same line, starting November 1, 2025, President Trump imposed a 25% tariff on all imported medium and heavy-duty trucks. These tariffs apply the same USMCA exceptions for vehicles and parts.

On August 6, 2025, the U.S. government imposed a 40% extra tariff on all imports from Brazil (except for certain excluded products such as goods subject to Section 232 measures) to deal with policies, practices, and actions by the Government of Brazil that constituted an unusual and extraordinary threat to the United States’ national security, foreign policy, and economy.

Tariffs imposed under IEEPA were terminated following a U.S. Supreme Court ruling stating that IEEPA does not authorize the president to impose tariffs absent clear congressional authorization. In replacement of such tariffs, on February 20, 2026, President Trump imposed a temporary import duty under section 122 of the U.S. Trade Act of 1974, consisting of a 10% ad valorem import duty on all articles imported into the United States.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the tariffs and measures would have on its business or financial condition.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

32.    SUBSEQUENT EVENTS

a. Ternium to acquire Nippon Groups’ remainder participation in Usiminas’ Control Group

On November 5, 2025, Ternium S.A. announced that its subsidiary Ternium Investments S.à r.l. has entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”). This additional investment further strengthens Ternium’s commitment to Usiminas and the Brazilian steel market.

Pursuant to the transaction, Ternium would pay $2.06 per ordinary share, which would result in an aggregate purchase price of approximately $315.2 million in cash for 153.1 million ordinary shares, increasing its participation in the Usiminas control group from 51.5% to 83.1%.

The closing of the transaction occurred on February 10, 2026, after the approval of the transaction by the antitrust authorities in January, and it was settled with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, Ternium Investments and its subsidiary Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A. (all of which compose the T/T group within Usiminas’ shareholders’ agreement), will hold an aggregate participation of 92.9% in Usiminas’ control group. Previdência Usiminas (Usiminas employees’ pension fund) will continue to hold the remainder 7.1%.

b. Change in the functional currency of Usiminas

The determination of the functional currency requires management to make significant judgements. Usiminas has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2026, and does not affect the balances as of December 31, 2025, nor results or cash flows for the year then ended.

The decision was based on the fact that new global trade restrictions, affecting the international trade of steel along with the increase of steel imports in Brazil, have led to a greater correlation of local prices to global prices. In this context, there is also a greater proportion of total production costs in US dollars. Furthermore, factors to determine the functional currency were always mixed; however, currently most of revenue and costs of production are linked to the US dollar.

The change in functional currency of Usiminas will significantly reduce the volatility of the effects generated by foreign exchange movements and the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates. The decision was approved by the Board of Directors of Usiminas on February 12, 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
32.    SUBSEQUENT EVENTS (continued)

c. Annual dividend proposal

Upon approval of the Company´s 2025 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $ 0.27 per share ($ 2.70 per ADS), or approximately $ 530 million, which includes the interim dividend of $ 0.09 per outstanding share ($ 0.90 per ADS) or approximately $ 177 million, paid on November 12, 2025. If the annual dividend is approved by the shareholders, a dividend of $ 0.18 per share ($ 1.80 per ADS), or approximately $ 353 million will be paid on May 15, 2026, with an ex-dividend date of May 14, 2026. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Intentionally left blank.

TERNIUM S.A.

Société Anonyme

Audited Annual Accounts
as of December 31, 2025

26 Boulevard Royal 4th floor
L-2449 Luxembourg
R.C.S. Luxembourg B-98-668
Corporate capital: USD 2.004.743.442

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

INDEX TO THE ANNUAL ACCOUNTS

	Page
Audit report	2
Balance sheet	6
Profit and loss account	7
Notes to the annual accounts	8

Audit report

To the Shareholders of
TERNIUM S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of TERNIUM S.A. (the "Company") as at 31 December 2025, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company's annual accounts comprise:

- the balance sheet as at 31 December 2025;
- the profit and loss account for the year then ended; and
- the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts" section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers Assurance, Société coopérative,
2 rue Gerhard Mercator, L-2182 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)
R.C.S. Luxembourg B294273 - TVA LU36559370

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Responsibilities of the "Réviseur d'entreprises agréé" for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

3

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;
- conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

4

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Luxembourg, 17 February 2026

PricewaterhouseCoopers Assurance, Société coopérative
Represented by

Signed by:
Magalie Cormier
51E2564BE2CA43F...

Magalie Cormier

5

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Balance sheet as of December 31, 2025

		Notes	December 31, 2025 USD	December 31, 2024 USD
	ASSETS			
C.	**Fixed assets**			
III.	Financial assets			
1.	Shares in affiliated undertakings	2.4 & 3	4.063.880.089	3.874.418.314
			4.063.880.089	3.874.418.314
D.	**Current assets**			
II.	Debtors	2.5		
2.	Amounts owed by affiliated undertakings			
	a) becoming due and payable within one year	4	19.556.971	10.964.799
4.	Other debtors			
	a) becoming due and payable within one year		52.012	71.997
III.	Investments	2.6		
2.	Own shares	7	59.599.747	59.599.747
			79.208.730	70.636.543
IV.	Cash at bank and in hand		1.092.422	2.512.963
	Total assets		**4.144.181.241**	**3.947.567.820**
	CAPITAL, RESERVES AND LIABILITIES			
A	**Capital and reserves**	5		
I.	Subscribed capital		2.004.743.442	2.004.743.442
II.	Share premium account		1.242.826.703	1.414.121.505
IV.	Reserves			
1.	Legal reserve	6	200.474.346	200.474.346
2.	Reserve for own shares		59.599.747	59.599.747
V.	Profit or loss brought forward		-	408.252.950
VI.	Profit or loss for the financial year		722.265.601	(49.517.022)
VII.	Interim dividends		(176.676.910)	(176.676.910)
			4.053.232.929	3.860.998.058
B.	**Provisions**			
1.	Provisions for pensions and similar obligations	2.7	54.521.984	50.331.259
			54.521.984	50.331.259
C.	**Creditors**	2.8		
6.	Amounts owed to affiliated undertakings			
	a) becoming due and payable within one year	4	711.107	11.221.957
8.	Other creditors			
	a) Tax authorities	9	32.218.466	21.435.929
	c) Other creditors			
	i) becoming due and payable within one year		3.496.755	3.580.617
			36.426.328	36.238.503
	Total capital, reserves and liabilities		**4.144.181.241**	**3.947.567.820**

The accompanying notes form an integral part of these annual accounts.

6

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Profit and loss account for the year ended December 31, 2025

	Notes	December 31, 2025 USD	December 31, 2024 USD
8. Other operating expenses	8	(25.815.791)	(26.288.645)
11. Other interest receivable and similar income			
a) derived from affiliated undertakings		581.629	730.891
b) other interest and similar income		575.340	1.551.421
13. Value adjustments in respect of financial assets and of investments held as current assets	3	752.596.995	-
14. Interest payable and similar expenses			
a) concerning affiliated undertakings		(3.181.933)	(4.062.726)
15. Tax on profit or loss		(2.484.802)	(21.435.929)
16. Profit or loss after taxation		722.271.438	(49.504.988)
17. Other taxes not shown under items 1 to 16	9	(5.839)	(12.033)
18. Profit or loss for the financial year		**722.265.601**	**(49.517.022)**

The accompanying notes form an integral part of these annual accounts.

7

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (hereafter the "Company" or "Ternium"), was incorporated on December 22, 2003, to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2025, there were 2.004.743.442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). Ternium's ADSs began trading on the New York Stock Exchange under the symbol "TX" on February 1, 2006. The Company's initial public offering was settled on February 6, 2006.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

8

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Note 2 - Summary of significant accounting policies

2.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002, as amended on December 18, 2015, determined and applied by the Board of Directors.

2.2 Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4 Financial assets

Shares in affiliated undertakings are valued at purchase or contribution price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its financial assets in accordance with Luxembourg regulations.

9

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5 Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.6 Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.7 Provisions for pensions and similar obligations

2.8 Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

Note 3- Financial Assets

On December 7, 2010, the Company entered into a master credit agreement with Ternium Investments S.à r.l. ("Ternium Investments") pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellations of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 12, 2025, and December 10, 2025, amounted to USD 361.863.888 and USD 201.271.332, respectively.

10

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

As of December 31, 2025, and after evaluating the value of Ternium Investments, the Company recovered a previously recognized write down of its investment in Ternium Investments by USD 752.596.995.

The financial assets of the Company as of December 31, 2025, consist of:

Company	Country	% of beneficial ownership	Book value at December 31, 2024 USD	Net (Decreases) / Additions USD	Reversal of impairments USD	Book value at December 31, 2025 USD	Equity at December 31, 2025 USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	3.874.418.314	(563.135.220)	752.596.995	4.063.880.089	7.912.321.220
Shares in affiliated undertakings			**3.874.418.314**	**(563.135.220)**	**752.596.995**	**4.063.880.089**	**7.912.321.220**

Note 4 – Balances with affiliated undertakings

	December 31, 2025 USD	December 31, 2024 USD
Assets		
Becoming due and payable within one year		
Debtors		
Ternium Investments S.à r.l.	11.257.892	10.964.799
Techint Holdings S.à r.l.	8.297.735	-
Ternium Internationaal B.V.	1.344	-
	19.556.971	**10.964.799**
Liabilities		
Becoming due and payable within one year		
Creditors		
Soluciones Integrales de Gestión S.A. (SIGSA)	408.142	5.720.027
Ternium Argentina S.A.	290.106	5.457.978
Ternium Investments S.à r.l.	12.859	10.515
Usinas Siderúrgicas de Minas Gerais S.A.	-	30.749
Ternium Mexico, S.A. de C.V.	-	2.687
	711.107	**11.221.957**

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Reserve for own shares or own corporate units (1)	Profit or loss brought forward	Result for the financial year	Interim dividends	Total capital and reserves
Balance at December 31, 2024	**2.004.743.442**	**1.414.121.505**	**200.474.346**	**59.599.747**	**408.252.950**	**(49.517.022)**	**(176.676.910)**	**3.860.998.058**
Allocation of previous year results (2)	-	-	-	-	(226.193.932)	49.517.022	176.676.910	-
Payment of dividends (2)	-	(171.294.802)	-	-	(182.059.018)	-	-	(353.353.820)
Payment of dividends (3)	-	-	-	-	-	-	(176.676.910)	(176.676.910)
Loss for the year	-	-	-	-	-	722.265.601	-	722.265.601
Balance at December 31, 2025	**2.004.743.442**	**1.242.826.703**	**200.474.346**	**59.599.747**	-	**722.265.601**	**(176.676.910)**	**4.053.232.929**

(1) As of December 31, 2025, the Company held 41.666.666 shares as treasury shares.
(2) As approved by the Annual General Meeting of Shareholders held on May 6, 2025.
(3) As approved by the Board of Directors held on October 28, 2025.

11

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company's issued share capital. As of December 31, 2025, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Reserve for own shares

In accordance with the law, the company has created a non-distributable reserve included in the account "reserve for own shares" for an amount of USD 59.599.747.

Note 8 – Other Operating Expenses

	December 31, 2025 USD	December 31, 2024 USD
Services and fees	20.603.082	21.059.320
Senior management and board of directors' accrued fees	4.339.700	4.332.615
Other expenses	873.009	896.710
Total	**25.815.791**	**26.288.645**

Services and fees are mainly composed of professional, audit and legal services.

Note 9 – Taxes

For the financial year ended December 31, 2025, the Company did not realize any profits subject to tax charges in Luxembourg.

The entity belongs to a group that is within the scope of the EU/OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, which has come into effect for fiscal years starting on or after 31 December 2023. Under the legislation, the Company is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum tax rate.

The Company assessed the impact of the Pillar Two rules and concluded the recognition of an increase of current taxes of USD 2.484.802, with maturity date during 2026, related to the fiscal year 2024. For the fiscal year 2025, there is no pillar two (top up tax) impact to be recognized in Luxembourg.

The management of the Company recognizes based on the last filed tax return that the Company has USD 2.196 million of carried forward tax losses available as at 31 December 2024.

The company estimates that it will recognize approximately USD 726 million of tax gains for fiscal year 2025, reducing the accumulated tax losses to USD 1.470 million as of 31 December 2025.

Regarding the portion of the aforementioned losses that have been generated as from tax year 2017 (approximately USD 192 million), that amount can be carried forward for the seventeen years following the tax year in which the losses arose.

12

TERNIUM S.A.
Audited annual accounts as of December 31, 2025
(All amounts in USD)

Note 10 – Income from financial fixed assets derived from affiliated undertakings

During the period, the Company did not receive any dividends.

Note 11 – Own shares

The Company has an authorized share capital of a single class of 3,5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2025, there were 2.004.743.442 shares issued. All issued shares are fully paid. Also, as of December 31, 2025, the Company held 41.666.666 shares as treasury shares.

Note 12 – Parent Company

Note 13 – Contingencies and commitments

Commitments

Techgen S.A. de C.V is a Mexican natural gas-fired combined cycle electric power plant owned by Ternium (48%), Tenaris S.A. (22%) and Tecpetrol International S.A. (30%) (a wholly owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris).

Note 14 – Tariffs on imports in the United States

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. This measure is currently under review by the U.S. Supreme Court. As of the date of these consolidated condensed interim financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff.

13

www.ternium.com